SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period April 2, 2007

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 14, 2007 to April 2, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	April 2, 2007

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2007 – 4AWC

Please find attached for immediate release, a public announcement concerning Directors’ interests.

Mr Marlay has disclosed a beneficial interest in shares allocated (long-term incentive provisions) and acquired under the Alumina Employee Share Plan. Under the performance testing of the Plan, none of those shares vested for the 2006 year.

Stephen Foster Company Secretary	Alumina Limited

ABN 85 004 820 419

16 February 2007	GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John MARLAY

Date of last notice	6 July 2006

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial entitlements to shares held by the Alumina Employee Share Plan Pty Ltd (trustee of Alumina Employee Share Plan) on behalf of Mr Marlay.

Date of change	13 February 2007

No. of securities held prior to change

40,000 fully paid ordinary shares in Alumina Limited – directly held

50,338 fully paid ordinary shares under the Alumina Employee Share Plan – vested and indirectly held

72,500 fully paid ordinary shares under the Alumina Employee Share Plan – not vested and indirectly held

Number acquired	20,000

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.21 was paid

No. of securities held after change

40,000 directly held fully paid ordinary shares in Alumina Limited

50,338 fully paid ordinary shares in Alumina Limited vested and indirectly held via the Alumina Employee Share Plan

36,250 and 68,024 fully paid ordinary shares in Alumina Limited not vested and indirectly held subject to future performance testing under the Alumina Employee Share Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	20,000 fully paid ordinary shares acquired on market by the trustee of the Alumina Employee Share Plan in relation to potential future vesting under the Plan. Of the 72,500 shares held in respect of Mr Marlay under the Long Term Incentive Plan (Alumina Employee Share Plan) there was nil vesting for the financial year ended 31 December 2006, with 50% of the ordinary shares (36,250 shares) subject to retesting in June 2007. For the shares to be tested under the Alumina Employee Share Plan for the financial year ended 31 December 2007, Mr Marlay’s allocation is 70,600 ordinary shares for which, after the acquisition on market of 20,000 ordinary shares, the Trustee of the Alumina Employee Share Plan holds 68,024 ordinary shares.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald Marshall Morley

Date of last notice	14 August 2006

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by spouse – Mrs Jane Morley

Date of change	13 February, 2007

No. of securities held prior to change	420,994 fully paid ordinary shares in Alumina Limited

Number acquired	On 13 February 2007, acquired 1,986 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.21 per share was paid.

No. of securities held after change	422,980 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Richard RAYNER

Date of last notice	14 August 2006

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	13 February, 2007

No. of securities held prior to change	29,720 fully paid ordinary shares in Alumina Limited

Number acquired	On 13 February 2007, acquired 1,456 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.21 per share was paid.

No. of securities held after change	31,176 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Algernon Franc HAY

Date of last notice	14 August 2006

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr. Hay is the sole director of Auxesis Investments Pty Ltd which acquired the shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Date of change	13 February, 2007

No. of securities held prior to change	41,212 fully paid ordinary shares in Alumina Limited

Number acquired	On 13 February 2007, acquired 794 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.21 per share was paid.

No. of securities held after change	42,006 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNEILLY

Date of last notice	14 August 2006

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	13 February, 2007

No. of securities held prior to change	31,433 fully paid ordinary shares in Alumina Limited

Number acquired	On 13 February 2007, acquired 1,986 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.21 per share was paid.

No. of securities held after change	33,419 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2007 – 5AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

Stephen Foster

Company Secretary

27 February 2007

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kenneth Alfred DEAN

Date of last notice	9 November 2005

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	21 February 2007

No. of securities held prior to change	Nil

Number acquired	9,741 fully paid ordinary shares

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$69,330

No. of securities held after change	Fully paid shares – 9,741

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2007 – 9AWC

Please find attached, the following documents in relation to Alumina Limited’s 2007 Annual General Meeting to be held at 10.30am on Wednesday 2 May 2007 at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street Southbank, Victoria.

i)	Notice of Annual General Meeting

ii)	Proxy form

Stephen Foster Company Secretary	Alumina Limited
ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

30 March 2007	Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Notice of Annual General Meeting	ABN 85 004 820 419 Registered office: Level 12, IBM Centre 60 City Road Southbank Victoria 3006 Australia

Notice is hereby given that the thirty-seventh Annual General Meeting of Alumina Limited will be held in the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria, Australia at 10.30am on Wednesday, 2 May 2007.

Financial and Other Reports

1.	To receive and consider the Financial Report and the Reports of the Directors and of the Auditor for the year ended 31 December 2006.

Remuneration Report

2.	To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That the Remuneration Report for the year ended 31 December 2006 be adopted.”

Note – the vote on this resolution is advisory only and does not bind the Directors or the Company.

Re-election of Director

3.	To re-elect Mr P A F Hay as a Director.

Mr Hay retires in accordance with the Company’s Constitution. Being eligible, Mr Hay offers himself for re-election.

Modifications to Constitution – Preference Shares

4.	To consider and, if thought fit, to pass the following resolution as a special resolution:

“That, pursuant to section 136(2) of the Corporations Act 2001 (Cth), the Constitution of the Company be modified in the manner described in the Appendix to the Explanatory Notes to the Notice convening this meeting.”

Other Business

5.	To transact any other business that may be legally brought forward.

By Order of the Board

Stephen C Foster
Company Secretary
Melbourne, Australia
28 March 2007

Notice of Annual General Meeting
Explanatory Notes

Item 2: Remuneration Report

The Corporations Act 2001 (Cth) requires listed companies to provide information regarding the remuneration of directors and senior executives in a Remuneration Report, which forms part of the annual Directors’ Report. The Company’s Remuneration Report for the year ended 31 December 2006 is set out on pages 50 to 70 of the 2006 Concise Annual Report and is also available on Alumina’s website at www.aluminalimited.com.

The Remuneration Report includes an explanation of the Company’s remuneration policy and the remuneration arrangements in place for directors and certain senior executives whose remuneration arrangements are required by law to be disclosed.

As required by the Corporations Act 2001 (Cth), a non-binding resolution to adopt the Remuneration Report is to be put to shareholders at the meeting. The vote on this resolution is advisory only and does not bind the Directors or the Company.

The Directors recommend that shareholders vote in favour of the resolution to adopt the Remuneration Report.

Item 3: Re-election of Director

Peter A F Hay, Independent Non-Executive Director, Aged 56

Mr Peter A F Hay retires by rotation and, being eligible, offers himself for re-election. The personal particulars of Mr Hay are set out below.

Mr Hay was elected as a Director of Alumina Limited from the time of the demerger of WMC and has been a Director since that time. Mr Hay is a Director of Pacifica Group Limited, Chairman, Investment Banking at Carnegie Wylie & Company and from July 2000 to July 2005, he was the Chief Executive Officer of the law firm Freehills.

As a legal and investment banking practitioner, Mr Hay has advised corporate clients on major corporate transactions particularly public company takeovers, corporate governance matters and risk management and compliance systems.

Mr Hay’s legal, investment banking and management experience enables him to make a valuable contribution to the Board.

The Board recommends that shareholders vote in favour of the resolution to re-elect Mr Hay.

Item 4: Modifications to Constitution – Preference Shares

To ensure the Company has flexibility to undertake an issue of preference shares in the future, it is proposed to amend the Constitution to include the authority required by the Corporations Act 2001 (Cth). Accordingly, the resolution proposed in item 4 is being put to shareholders, as a special resolution, to introduce a new provision in the Constitution which accords with the general practice of ASX listed companies. The terms of the proposed new provision are set out in the Appendix to this Notice of Meeting.

Any preference share issue conducted in the future would form part of the Company’s ongoing management of its capital and objective of minimising its funding costs. A preference share issue may assist the diversification of the Company’s equity base and improve capital efficiency and flexibility, while maintaining the Company’s financial profile and investment grade credit rating.

The terms of the proposed new provision will provide the Directors with considerable flexibility, within the limits imposed by the Corporations Act 2001 (Cth) and the ASX Listing Rules, in structuring any issue of preference shares to best suit the circumstances of the Company at the relevant time and its funding requirements. For example, the Directors will be able to determine the rate of any preferential dividend payable on the preference shares, whether those dividends are cumulative (i.e. accumulate if not paid at a particular time), and whether (and on what terms) the preference shares are liable to be redeemed and/or converted into ordinary shares in the Company.

The Directors recommend that shareholders vote in favour of the resolution proposed in item 4.

Entitlement to vote

In accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Company has determined that, for the purposes of the meeting, all shares in the Company will be taken to be held by the persons who held them as registered members at 7pm (Melbourne time) on 30 April 2007. All holders of ordinary shares in the Company at that time are entitled to vote at the meeting.

Voting

Members entitled to vote at the meeting can vote in any of the following ways:

Notice of Annual General Meeting
Explanatory Notes

•	by attending the meeting and voting in person or, in the case of corporate shareholders, by corporate representative; or

•	by appointing an attorney to attend and vote on their behalf; or

•	by appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice.

Voting in person or by corporate representative

Members entitled to vote who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that the Company may check their shareholding against the Company’s share register and note attendances.

In order to vote in person at the meeting, a corporation which is a member may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act 2001 (Cth), meaning that the Company will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act 2001 (Cth). The Certificate must be lodged with the Company before the meeting or at the registration desk on the day of the meeting. The Certificate will be retained by the Company.

If a Certificate is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the Certificate is signed, or a certified copy of that Power of Attorney, must accompany the completed Certificate unless the Power of Attorney has previously been noted by the Company.

Voting by attorney

A member entitled to attend and vote at the meeting is entitled to appoint an attorney to attend the meeting on the member’s behalf. Each attorney will have the right to vote on a poll and also to speak at the meeting.

An attorney need not be a member of the Company.

The Power of Attorney appointing the attorney must be duly executed and specify the name of each of the member, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the Power of Attorney must also be received by the Company or the Share Registry in the same manner, and by the same time, as outlined below for proxy forms.

Voting by proxy

A member entitled to attend and vote at the meeting is entitled to appoint one or two proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting.

A proxy need not be a member of the Company, and may be an individual or a body corporate. If a body corporate is appointed as a proxy, it must ensure that it appoints a corporate representative, in the same manner as outlined above in relation to appointments by members, in order to exercise its powers as proxy at the meeting.

A member wishing to appoint a proxy should use the form provided. If a member wishes to appoint two proxies, a request should be made to the Company’s Share Registry for an additional proxy form. Alternatively, proxy forms may be obtained by printing them off the Company’s website at www.aluminalimited.com. Replacement proxy forms can also be requested from the Share Registry.

Where two proxies are appointed, neither proxy may vote on a show of hands and, for the appointments to be effective, each proxy should be appointed to represent a specified proportion of the member’s voting rights. If the proxy appointments do not specify the proportion of the member’s voting rights that each proxy may exercise, each proxy may exercise half of the member’s votes.

If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.

If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the member’s behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.

Members who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting,

Notice of Annual General Meeting
Explanatory Notes

the chairman of the meeting will act in place of the nominated proxy and vote in accordance with the directions on the proxy form. Proxy appointments in favour of the chairman of the meeting or any director or the secretary of the Company which do not contain a direction will be used to vote in favour of the resolutions to be proposed at the meeting.

To be effective, proxy forms must be received, by post or by facsimile, at either the registered office of the Company, or at the Company’s Share Registry at:

Alumina Limited Share Registry

Computershare Investor Services Pty Limited

GPO Box 242

Melbourne Victoria 3001

Australia

Facsimile: +61 (0)3 9473 2555

by 10.30am (Melbourne time) on 30 April 2007. Proxy forms received after this time will be invalid.

The instrument appointing a proxy is required to be in writing under the hand of the appointor or of that person’s attorney and, if the appointor is a corporation, in accordance with the Corporations Act 2001 (Cth) or under the hand of an authorised officer or attorney. Where two or more persons are registered as a member, each person must sign the proxy form.

If a proxy form is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the form is signed, or a certified copy of that Power of Attorney, must accompany the completed proxy form unless the Power of Attorney has previously been noted by the Company.

Shareholders’ questions to the Auditor

Shareholders may submit written questions to PricewaterhouseCoopers (PwC) to be answered at the meeting, provided the question is relevant to the content of PwC’s audit report or the conduct of its audit of the Company’s financial report for the year ended 31 December 2006.

Written questions must be received no later than 5.00pm (Melbourne time) on Tuesday, 24 April 2007. A list of qualifying questions will be made available to shareholders attending the meeting.

Any written questions to PwC should be sent to:

-	Computershare Investor Services Pty Ltd at the address on the enclosed reply paid envelope;

-	To the Company’s registered office – Level 12, 60 City Road, Southbank, Victoria, 3006;

-	By facsimile to +61 (0)3 8699 2699; or

-	By email to ken.dean@aluminalimited.com.

Notice of Annual General Meeting
Explanatory Notes

Contact details

Computershare Investor Services Pty Limited

Yarra Falls

452 Johnston Street

Abbotsford Victoria 3067 Australia

Telephone: +61 (0)3 9415 4027 or

1300 556 050 (for callers within Australia)

Facsimile: +61 (0)3 9473 2555

Email: web.queries@computershare.com.au

Notice of Annual General Meeting
Explanatory Notes

Appendix

Proposed New Rule 3A of Constitution

Immediately following rule 3 of the Constitution, the following new rule 3A be inserted:

“3A.	If the Company at any time proposes to create and issue any preference shares:

(a)	the preference shares may be issued on the terms that they are, or at the option of either or both the Company and the holder are, liable to be redeemed, whether out of share capital, profits or otherwise;

(b)	each preference share is to confer on its holder the right to convert the preference share into ordinary shares if and on the basis the Board decides at the time of issue of the preference share;

(c)	(i)	each preference share is to confer on its holder a right to receive out of the profits of the Company available for dividend (including an interim dividend) a preferential dividend (including an interim preferential dividend) at the rate or of the amount (which may be subject to an index) and on the basis decided by the Board at the time of issue of the preference share;

(ii)	in addition to the preferential dividend, each preference share may participate with the ordinary shares in dividends (including interim dividends) determined by the Board if and to the extent the Board decides at the time of issue of the preference share; and

(iii)	the preferential dividend may be cumulative if and to the extent the Board decides at the time of issue of the preference share;

(d)	each preference share is to confer on its holder:

(i)	the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

(A)	the amount paid or agreed to be considered as paid on the preference share; and

(B)	the amount (if any) equal to the aggregate of any dividends accrued (whether determined or not) but unpaid on the preference share, and of any arrears of dividends on the preference share; and

(ii)	the right, in priority to any payment of dividend (including an interim dividend) on any other class of shares, to the preferential dividend;

(e)	the preference shares are to confer on the holders the right to a bonus issue or capitalisation of profits in favour of holders of those shares only, if and on the basis the Board decides at the time of issue of the preference shares;

(f)	a preference share does not confer on its holder any further rights to participate in assets or profits of the Company;

(g)	the holder of a preference share has the same rights as the holders of ordinary shares to receive notices, reports and accounts and to attend and be heard at all general meetings, but is not to have the right to vote at general meetings except as follows:

(i)	on any question considered at a meeting if, at the date of the meeting, a dividend (or any part of a dividend) on the preference share is in arrears;

(ii)	on a proposal:

(A)	to reduce the share capital of the Company;

(B)	that affects rights attached to the preference share;

(C)	to wind up the Company;

(D)	for the disposal of the whole of the property, business and undertaking of the Company;

(iii)	on a resolution to approve the terms of a buy-back agreement; and

Notice of Annual General Meeting
Explanatory Notes

(iv)	on any question considered at a meeting held during the winding up of the Company; and

(h)	the Company may issue further preference shares ranking pari passu in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be taken to have been varied by the further issue.”

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2007 – 10AWC

Attached, in accordance with Listing Rule 4.7, is a copy of Alumina Limited’s Concise Annual Report 2006 that will be distributed to shareholders today.

Stephen Foster
Company Secretary	Alumina Limited

30 March 2007	ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

SECTION 1

CHAIRMAN’S AND CEO’S REPORT

Alumina Limited reported record profits and dividends for the 2006 year, reflecting the strength of global demand for aluminium and the strong operating performance of the AWAC joint venture. Our 40 per cent interest in AWAC has once again delivered excellent returns.

Record 2006 Result

Net profit after tax increased 62 per cent to $511 million and underlying earnings after tax increased 72 per cent to $569 million. This record result was driven by higher realised alumina and aluminium prices and higher production and sales from the AWAC joint venture, which achieved record alumina production of 14.3 million tonnes (2005:13.7 million tonnes).

Return on equity (based on underlying earnings) was 32 per cent, up from 22 per cent in the prior year, with higher underlying earnings more than offsetting the impact of significant capital investment in AWAC’s growth projects. The strong returns reflect the quality of AWAC’s global asset portfolio and leading market position, and build on AWAC’s record of achieving returns on equity greater than its cost of capital in every year since its creation in 1995.

During the year Alumina Limited and Alcoa implemented new funding arrangements for AWAC’s growth projects. The 2006 net profit, together with the new funding arrangements, enabled the Board to increase dividends to shareholders to a total of 22 cents per share, fully franked. These funding arrangements provide greater confidence in Alumina Limited’s capacity to continue to declare fully franked dividends. The Board intends subject to business conditions, to maintain annual dividends at least at 24 cents per share, fully franked.

Alumina production costs for AWAC and across the alumina industry have increased substantially in recent years, as world demand for commodities has increased prices of raw materials, freight, energy and labour. AWAC’s alumina production costs increased by US$18 per tonne in 2006. Notwithstanding this, average AWAC operating margins increased by 30 per cent.

The AWAC joint venture is adding refining capacity, with low cash operating costs, to meet growth in demand from long-term contracted customers. AWAC production growth will generate strong future cash flows and underpin the sustainability of long-term returns to shareholders.

AWAC’s total capital expenditure in 2006 was US$836 million (2005: US$604 million), with significant progress achieved on all growth projects.

The upgrade of the Pinjarra alumina refinery in Western Australia, AWAC’s lowest cost refinery, was completed in the first half of 2006. Annual production capacity increased by 657,000 tonnes to 4.2 million metric tonnes per year (mtpy). Construction of the 146,000 mtpy early works project at Jamalco is due to be completed in the first half of 2007. Development of the new Juruti bauxite mine and the expansion of the Alumar refinery in Brazil by 2.1 million mtpy (AWAC 54 per cent share) commenced in 2006.

Government environmental approval was received for the proposed 2 million mtpy expansion of the Wagerup alumina refinery in Western Australia. A decision on this expansion will be made in 2008 following the completion of detailed engineering and design work which is currently underway.

Alumina Limited net debt declined to $419 million from $463 million in 2005. Dividends of $521 million received from AWAC funded contributions for the Company’s investment in AWAC expansion projects in Brazil and Jamaica and dividends to Alumina Limited shareholders. Dividends from Alcoa of Australia are expected to substantially fund the Company’s investments in AWAC’s growth and sustaining capital projects in 2007. Additional debt facilities will finance the balance of the Company’s capital expenditure requirements.

The Company is undertaking a $250 million off-market share buy-back in the first half of 2007. Directors reviewed the Company’s capital structure in the light of the Company’s strong earnings and cashflow, continuing positive outlook for the alumina and aluminium markets and strong franking account balance, the outlook of which is more secure due to the Funding Agreement signed with Alcoa during 2006. Directors believe that shareholders will benefit by the buy-back improving the Company’s debt and equity mix by increasing the Company’s debt level, bringing its capital structure more in line with that of other Australian public companies. The buy-back is expected to also result in improvements to the Company’s earnings per share and return on equity. Alumina Limited’s financial position is strong, with an A- rating with Standard & Poor’s. AWAC is expected to remain essentially debt free.

Governance

Alumina Limited’s corporate governance practices are designed to protect shareholder interests, to address business risks, and to maximise value for shareholders. Alumina Limited meets the ASX best practice corporate governance principles. A complete outline of our corporate governance practices is set out in Part 2 of this report.

Alumina Limited’s annual results are reported on the basis of Australian equivalents to International Financial Reporting Standards (A-IFRS). The Company also reports its underlying earnings, in addition to net profit under A-IFRS, as Directors believe this provides a better understanding of the Company’s performance.The calculation of underlying earnings is described on page 12.

In 2007, Alumina Limited will provide its first report on internal financial controls under the Sarbanes-Oxley Act. The internal financial control report is a substantial exercise, which has increased corporate costs. Together with the management time required, the costs to shareholders to complete this report are substantial and, in the view of Directors, exceed the benefits to shareholders.

We have also clearly stated the Company’s policies on sustainability and environment. These are explained further on page 23 of this report and on our website www.aluminalimited.com.

The policy debate on greenhouse gas emissions and climate change is moving rapidly towards wide acceptance that the world community must develop ways to reduce the level of greenhouse gas emissions. The Company’s Chief Executive Officer has been appointed to a joint government/business Task Group to advise the Australian Government on workable global emissions trading systems in which Australia could participate. Alumina Limited supports the introduction of a properly designed emissions trading scheme covering all major emitters and sectors, which will ensure Australian industry remains internationally competitive. In 2007 Alumina Limited will participate in the Carbon Disclosure Project and also provide our first Sustainability Report.

Growth and outlook

The outlook for the aluminium industry continues to be positive. Global demand for both alumina and aluminium was strong throughout 2006 with average aluminium prices increasing 36 per cent on the prior year.

Consumption of aluminium is forecast to double between 2005 and 2020. This growth will come from both Asian developing economies and western world markets. To meet this additional demand, primary metal capacity (including bauxite mining, alumina refining and aluminium smelting) will need to increase at three times the rate of growth achieved over the last 20 years.

Alumina Limited is taking advantage of strong global growth in demand for aluminium and alumina through further investment in the AWAC joint venture. AWAC is currently constructing or evaluating growth projects to add more than 3 million mtpy to existing capacity of 14.5 million mtpy, while reducing overall refining cost per tonne.

Construction costs for alumina refinery expansions have increased in recent years due to higher construction contracting costs, materials prices and contract labour costs, and foreign exchange variations. At the same time, the strength of world demand for commodities has also generated higher aluminium and alumina prices.

Decisions on AWAC’s expansion projects will continue to be driven by these dynamic project economics, worldwide demand for alumina, and long-term customer supply agreements.

AWAC’s growth strategy to add low-cost production capacity principally through brownfield expansions builds on proven AWAC competencies. AWAC’s refining operations will continue to grow and maintain their low cost position and, at the same time, address the challenges of higher construction and energy costs. Ownership of quality, low-cost bauxite resources, such as that being developed at Juruti, is increasingly important to ensure a competitive cost position in alumina refining. New capacity, funded primarily from AWAC cash flows, is underpinned by long-term customer supply contracts.

The sensitivity for Alumina Limited’s 2007 underlying earnings to a US 1 cent movement in the aluminium metal price is expected to be approximately A$10 million, based on 2006 underlying earnings and 2006 average LME and A$/US$ exchange rates.

The sensitivity to the A$/US$ exchange rate is A$7 million for each 1 cent movement. These sensitivities exclude any impact of accounting for embedded derivatives.

AWAC’s alumina production costs are expected to increase in 2007 by approximately US$4 per tonne, due to higher average energy and bauxite prices and shipping costs.

A number of important strategic improvements made in 2006, including negotiating the new funding agreements with Alcoa and strengthening the Company’s capital structures, are the direct result of Alumina Limited’s management. We thank the Company’s employees for their contribution, and the positive results.

Our joint venture interest in AWAC has again delivered excellent returns in 2006. Directors and management will continue to work to ensure AWAC provides sustainable value for shareholders in 2007 and beyond.

SECTION 2

RESULTS AND MARKET OUTLOOK

OBJECTIVES

Deliver substantial returns to shareholders

ACHIEVEMENTS

>	Record underlying earnings up 72% to $569 million

>	Net profit up 62% to a record $511 million

>	Fully franked dividends increased to 22 cents per share

>	Return on equity, based on underlying earnings, of 32%

>	Share buy-back in first half of 2007

>	Future annual dividends expected to be at least 24 cents per share fully franked, subject to business conditions

OBJECTIVES

Maintain AWAC’s leadership in the alumina industry

ACHIEVEMENTS

>	AWAC alumina production – a 4.4% increase to a record 14.3 million tonnes

>	AWAC sales revenue increased by 26%

>	AWAC produced 377,351 tonnes of aluminium, in line with 2005

>	AWAC cash dividends to Alumina Limited increased to $521 million

OBJECTIVES

GROW AWAC TO MEET MARKET DEMANDS AND MAINTAIN LEADERSHIP POSITION

ACHIEVEMENTS

>	AWAC completed the Pinjarra efficiency upgrade, increasing annual production capacity by 657,000 tonnes

>	Construction of the Jamalco refinery capacity increase of 146,000 mtpy will be completed in 1Q 2007

>	AWAC continued construction of the 2.1 million mtpy expansion of the jointly owned Alumar alumina refinery in Brazil (AWAC 54% interest)

>	AWAC commenced development of the 2.6 million mtpy Juruti bauxite mine in Brazil

OBJECTIVES

PARTICIPATE IN THE STRATEGIC DIRECTION OF AWAC

ACHIEVEMENTS

>	AWAC is well positioned geographically to supply future market growth

>	AWAC review of the alumina industry in China

>	Implemented new funding arrangements for AWAC

growth projects

Alumina Limited Financial Performance

Alumina Limited’s underlying earnings after tax rose 72 per cent to $569 million in 2006 (compared with $331 million in 2005). Net profit after tax of $511 million in 2006 increased by 62 per cent over 2005. Cash flow from operating activities in 2006 was $497 million ($72 million in 2005).

Return on equity, based on underlying earnings for 2006, was 32.5 per cent (21.7 per cent in 2005). We report the Company’s underlying earnings in addition to net profit under A-IFRS, as Alumina Limited believes this provides a better understanding of the Company’s performance.

Alumina Limited’s equity share of AWAC’s profit reflects AWAC’s increased alumina sales and higher alumina and aluminium margins.

AWAC’s sales revenue increased by 26 per cent compared with 2005, driven by both higher realised prices and increased alumina sales. Increased global demand for alumina and aluminium was largely attributable to growth in consumption in China, which rose more than 17 per cent year on year. The average London Metal Exchange (LME) 3 month aluminium price increased by 36 per cent during 2006 to 117¢/lb (86¢/lb).

Higher realised alumina prices were partially offset by production cost increases of US$18/tonne, due to price increases for energy and raw materials, including bauxite, and additional caustic soda usage. Costs were also impacted by maintenance and contractor cost increases. Aluminium production costs rose due to higher alumina and power prices.

Alumina Limited received cash dividends of $521 million from AWAC in 2006, compared with $96 million in 2005. This reflected a higher AWAC net profit, the strong operating cash flows generated by AWAC, and the additional dividends paid as part of the new AWAC funding arrangements. In 2005 dividends were lower as a result of funding being provided within Alcoa of Australia for the Pinjarra efficiency upgrade. Ninety-eight per cent of the 2006 AWAC dividends were fully franked.

Underlying earnings are calculated by adding back to reported net profit for the period an amount of $58.3 million relating to the net value of non-cash entries which do not reflect the year’s operations.

These non-cash entries relate to mark-to-market valuations of AWAC embedded derivatives in energy purchase contracts, which reflect higher future aluminium prices based on the forward market at the end of the period, and adjustments resulting from actuarial assessment of the market value of assets held in AWAC employee benefit plans.

Some AWAC energy purchase contracts contain, in the energy price, an aluminium price component so that costs are partially linked to the price of aluminium. This provides a sound economic hedge. Under A-IFRS this is accounted for as an embedded derivative and so revalued, under period-end market conditions, for the entire remaining life of the contract. The result is booked to profit & loss at the end of each financial period. The resulting charge, which introduces unpredictable volatility and does not relate to the period’s operating activities, has been removed in calculating underlying earnings.

AWAC Production

AWAC’s alumina production was a new record at 14.3 million tonnes (2005 13.7 million tonnes) and seven of AWAC’s refineries achieved record annual production. Most of the production increase came from the Pinjarra refinery following commissioning of the 657,000tpa capacity upgrade in the second quarter. Increased production levels at the Wagerup, Kwinana and Suralco refineries, and capacity creep at other AWAC refineries, accounted for the remainder of the production increase.

AWAC’s performance has been continually enhanced by refinery production capacity creep, and by improvement in productivity across the AWAC refinery system. These improvements include lowering raw material consumption, reducing energy intensity, de-bottlenecking operations and technology leverage.

Aluminium margins increased and 2006 production was 377,351 tonnes (2005 377,259 tonnes). This production increase was achieved notwithstanding a power outage at the Portland smelter in November 2005, which affected potline capacity until the third quarter of 2006. The Point Henry smelter achieved record annual production.

AWAC Financial Performance

AWAC’s net profit after tax increased to US$1,122 million in 2006, up 74 per cent. AWAC’s operating cash flow for the year was US$1,282 million, compared with US$802 million in the previous year. The strong growth in AWAC profits and cash flows in 2006 delivered excellent returns to Alumina Limited shareholders.

Strong demand for alumina and aluminium led to substantially higher realised alumina and aluminium prices. AWAC’s sales revenues increased by 26 per cent compared with 2005.

The strong world economy in recent years has led to the price of inputs, such as energy, caustic soda, bauxite and freight, rising to historically high levels. This has contributed to alumina production cost increases of over US$40 per tonne over the last two years. AWAC continues to seek to mitigate these cost impacts by improving its efficiency in usage of production inputs and expanding its low-cost refineries.

The Australian dollar averaged US$0.75 for the year-lower than the average of US$0.76 for 2005. At year-end the Australian dollar was US$0.79 (US$0.75 in 2005).

The movement in the year-end exchange rate affected the Australian dollar carrying value of US dollar assets held by Alcoa of Australia, resulting in balance sheet revaluations. The revaluations reduced Alumina Limited’s net profit by $8 million after tax.

Neither AWAC nor Alumina Limited generally hedge their exposure to aluminium price risk or the currency exposures arising from their operating activities, however AWAC does maintain limited short-term energy price hedging for fuel oil and gas.

AWAC’s net cash held at 31 December 2006 was US$163 million (US$115 million 31 December 2005).

AWAC’s capital expenditure was US$836 million in 2006, compared with US$608 million in 2005. Capital expenditure of US$547 million in 2006 for growth projects was spent on the Pinjarra refinery capacity upgrade, Jamalco refinery early works program, the Alumar refinery expansion and the Juruti bauxite development. AWAC’s strategy is to grow its low-cost refinery capacity to meet increasing alumina demand from long-term contracted customers, with this growth in capacity expected to continue over the next several years.

Alumina Limited Capital Management

The Company’s management has been working for a considerable period to put in place, together with Alcoa, new funding arrangements for AWAC.

In 2006, Alumina Limited and Alcoa entered into new funding arrangements to provide the AWAC partners with additional dividends from Alcoa of Australia for funding AWAC’s capital projects.

The funding arrangements provide greater certainty to Alcoa and Alumina Limited of future dividend flows and franking credits. During 2006, Alumina Limited received fully franked dividends of $511 million from Alcoa of Australia.

The Company’s capital structure has been reviewed in the light of strong earnings and cash flow, continuing positive outlook for alumina and aluminium markets and robust franking account balance which, under the funding agreement signed with Alcoa during 2006, is expected to continue to be strong. The Company is managing its financial position to efficiently distribute franking credits, while also maintaining a prudent financial structure, including greater use of debt funding. Alumina Limited’s Directors have increased the final 2006 dividend to 12 cents per share (compared with 10 cents per share in 2005), and are also undertaking an off-market share buy-back during the first half of 2007. In addition, it is the Board’s intention, subject to business conditions, to maintain annual dividends at least at 24 cents per share, fully franked.

Dividends from Alcoa of Australia are expected to substantially fund our investment in AWAC’s growth projects and sustaining capital projects in 2007. Alumina Limited’s share of any remaining funding requirements will be met by Company borrowings. As a result, interest costs are expected to rise.

Alumina Limited’s debt, net of cash, of A$419.1 million, was A$44.4 million lower than at the beginning of 2006. At year end, Alumina’s Limited’s borrowings were A$588.1 million, A$109.4 million higher than at the beginning of 2006. Drawdowns of US$293 million during the year were offset by debt repayments of US$180 million. The increase in debt at year end reflects our contributions to fund AWAC expansion projects in Brazil and Jamaica. Cash at year end was A$169 million (A$15 million in 2005).

Markets

The average LME aluminium price increased 36 per cent during 2006. Higher LME aluminium prices reflect strong world-wide demand and low stock levels, with Chinese aluminium consumption continuing to be the driver. Aluminium consumption in China rose by 17 per cent year-on-year, with strong demand from construction, transport, infrastructure and industrial production. 7 per cent growth in 2006 in world-wide demand for aluminium continued the trend of strong demand since 2003.

The demand for aluminium in recent years have led to the construction of new greenfield aluminium smelters particularly in China. At the same time, higher energy costs in Western Europe and North America has resulted in the closure of some smelters. Global demand for aluminium and alumina is forecast to continue to grow through 2007, with Chinese domestic demand for aluminium projected to grow by at least 14 per cent, and Western world growth at approximately 3 per cent. In 2007, aluminium markets are expected to be balanced or marginally short.

Alumina markets moved from being in deficit in 2005 and during the first half of 2006 to finish the year with surplus production capacity. China reduced its dependence on imports by adding approximately 5 million tonnes of alumina production capacity in 2006; a faster capacity growth than expected.

Alumina markets are expected to be in an oversupply of between 1.5 to 3.0 million tonnes, dependent upon the pace of construction and ramp up of new alumina refining capacity in China and further curtailment of higher cost western world refineries. The flexibility to alter alumina production at AWAC’s Point Comfort refinery enables AWAC to respond to the changing alumina market. The addition of alumina capacity within China at competitive cost levels reinforces the need for AWAC to continue to expand its low-cost refineries and improve performance at its refinery network.

Long-term alumina contract prices increased in 2006, driven by their links to the higher aluminium price. The majority of AWAC customer sales are long-term, with only a small percentage sold in the spot market. AWAC’s strategy is to continue to negotiate such long-term contracts to support its investment in future capacity expansion.

Alcoa, AWAC’s largest customer, entered into a new five-year alumina supply contract in 2006. Sales of alumina from AWAC to Alcoa (other than certain contracts for supply of product to entities which have, during the term of those contracts, been acquired by Alcoa), are priced at the average of sales prices under third party (non-Alcoa) contracts.

Spot alumina prices were very high in the first half of 2006, reaching US$600 per tonne. However, the rapid increase in alumina production within China resulted in spot alumina prices falling to US$200 to US$250 per tonne by the year’s end. In the second half of the year, long-term contract alumina prices exceeded the spot alumina price.

Alumina Limited continues to be well placed to profit from the strong global demand for aluminium and alumina through its 40 per cent interest in AWAC. AWAC alumina sales in 2007 are forecast to grow, principally to supply Alcoa’s new Iceland smelter, scheduled to start up from 2Q 2007. AWAC’s 2007 production is expected to increase with Pinjarra operating at an increased capacity, the commissioning of the Jamalco early works program, and capacity creep at other refineries. The Point Comfort refinery is expected to operate at approximately 85 per cent of capacity during 2007. The majority of AWAC’s alumina sales contracts are priced by reference to average LME prices. AWAC will benefit from the current high aluminium prices through its contractual pricing formulae.

SECTION 3

Strategy and Sustainability

Alumina Limited’s Strategy

Alumina Limited’s strategy is to participate in bauxite mining, alumina refining and selected aluminium smelting operations globally, solely through our 40 per cent interest in AWAC.

GENERATE PROFITABLE GROWTH FOR ALUMINA SHAREHOLDERS FROM SUSTAINABLE EXPANSION OF THE AWAC ENTERPRISE

>	Expand AWAC’s existing alumina and bauxite capacity to meet growth in global alumina markets

>	Participate in strategic greenfield refinery and bauxite mine investments that meet AWAC’s risk and return criteria, to enhance AWAC’s long-term capacity and cost position

>	Undertake smelting investments within AWAC, where investment returns are high

CONTINUE TO ENSURE LONG-TERM CAPITAL GROWTH AND SUBSTANTIAL DIVIDENDS FOR SHAREHOLDERS

>	Maintain fully franked dividends of at least 24 cents per share annually, subject to business conditions

>	Invest cash in high-return opportunities in AWAC, or return cash to shareholders

>	Actively manage Alumina Limited’s capital structure to improve returns per share

AWAC Growth Projects

AWAC completed two significant refinery growth projects in the last two years. A further three projects are underway, and feasibility studies have commenced for additional projects. AWAC’s Suralco and Pinjarra refineries have increased production capacity at a time of strong global alumina demand and prices. The progress of AWAC’s expansion projects through the approval and development phases will depend upon growth in market demand. Growth in global aluminium consumption since 2003 has supported aluminium and alumina prices rising strongly.

The Pinjarra alumina refinery upgrade in Western Australia was completed in the first half of 2006 at a capital cost of US$510 million. The upgrade at AWAC’s lowest cost refinery added 657,000 tonnes of annual capacity, increasing total capacity at the refinery to 4.2 million mtpy.

The 146,000 mtpy early works program of the Jamalco alumina refinery in Jamaica will be completed in the first quarter of 2007. A second phase expansion of 1.35 million mtpy has been deferred pending the outcome of negotiations on an agreement between the Jamaican and Trinidad Governments to bring natural gas to Jamaica and the Jamalco refinery, and changes to the joint venture agreement.

Construction of a 2.1 million mtpy expansion of the Alumar alumina refinery in Brazil by the consortium partners (AWAC, BHP Billiton and Alcan), commenced in 2006. Total refinery capacity will increase to 3.5 million mtpy on completion of the expansion, planned for the second half of 2008. AWAC has a 54 per cent interest in the expansion, (1.08 million mtpy of additional capacity).

A new bauxite mine is also being developed in Brazil at Juruti, a large high-quality bauxite deposit. A 100 per cent AWAC development, the Juruti mine will initially produce 2.6 million tonnes of bauxite per year to supply AWAC’s share of the expanded Alumar facility. This development is the first stage of what is expected to be a much larger bauxite mine. The initial 2.6 million tonne project includes infrastructure that supports further mine expansions. The Juruti mine development is an important part of AWAC’s strategy to own high-quality, low-cost bauxite mining operations close to its refineries.

Capital costs for AWAC’s current investments in Brazil have increased, principally due to the appreciation of the Brazilian currency and increased construction costs. The contracting market for major projects in Brazil is experiencing substantial increases for project engineering fees, construction equipment and labour costs. AWAC’s share of the Alumar refinery expansion and the Juruti bauxite mine is estimated to be approximately US$1.7 billion.

The planned capacity expansion of the Wagerup alumina refinery received Western Australian Government environmental approval in September 2006. The expansion, by up to 2 million mtpy will require construction of a third production unit and upgrading existing plant and would provide additional alumina production at low cash operating costs. Detailed engineering and design work is being undertaken in 2007. AWAC has committed to implementing the expansion with no increase in noise, dust or odour impacts. A decision on the expansion project will be made in 2008.

AWAC Future Growth

AWAC, Alcan and the Government of Guinea have signed a Basic Agreement that sets the framework to develop a 1.5 million mtpy alumina refinery in Guinea. A detailed feasibility study is now expected to be completed in early 2008. AWAC has a long-standing involvement in bauxite production in Guinea through its 45 per cent equity interest in Halco Mining which holds a 51 per cent interest in Compagnie Guinée.

AWAC signed a Memorandum of Understanding with Vietnam National Coal – Minerals Group in March 2006 to explore the feasibility of creating a joint venture to develop a bauxite mine and alumina refinery in the Dak Nong Province in Vietnam.

China’s Changing Markets

Aluminium

The consumption of aluminium within China has risen by more than 110 per cent since 2000. It has been the key driver behind recent growth in world aluminium consumption. Aluminium production in China has grown to nearly match consumption. This rapid increase in China’s aluminium consumption is forecast to continue. China is expected to be largely self-sufficient in aluminium, but is unlikely to become a significant and sustained exporter of primary aluminium.

Alumina

During 2006, independently owned smelters in China constructed significant new alumina refining capacity, utilising both domestic and imported bauxite resources, resulting in an increase in domestic alumina production capacity, to approximately 13 million mtpy. Imports of alumina into China in 2006 are estimated at approximately 6-7 million mtpy, at a similar level as in 2005.

The construction of new alumina refining capacity in China is expected to continue in 2007, with a number of projects under construction. This should result in Chinese domestic alumina refining capacity increasing to approximately 18-19 million mtpy, and alumina imports of 3-4 million mtpy, in 2007. Some high cash-cost alumina production capacity in the western world has also been curtailed, in response to the new capacity growth in China.

An AWAC study team visited sites in China to review the rapid increase in alumina capacity within China. The results of the study are available on Alumina Limited’s website.

AWAC’s growth in alumina production capacity will primarily supply both existing and new western world customers.

Sustainable growth

Sustainability is integral to all of our business decisions. Alumina Limited understands the fundamental link between the long-term profitability of the Company and the sustainability of operating performance. Decisions and actions the Company makes today influence future economic, environmental and social outcomes.

These outcomes impact profitability and returns for the Company’s shareholders, employees, the communities in which AWAC operates, and other stakeholders.

Sustainable development is fundamental to how AWAC operates. Alumina Limited’s commitment to sustainable development is formalised in its Sustainability Policy, defining our strategy and action plans for sustainable development, and shaping the Company’s decision making, behaviours, attitudes and actions.

Alumina Limited is developing a Sustainability Report, which will be available on the Company website. Alumina Limited will also participate in the Carbon Disclosure Project in 2007.

Alumina Limited strongly supports Alcoa’s leadership as manager of AWAC, in health, safety and environmental performance. We also support the Australian Aluminium Council initiatives and Alcoa’s targets to reduce greenhouse gas emissions.

Alumina Limited’s commitment to sustainability also aims to promote and achieve an injury-free work environment, employee health, efficient use of energy and natural resources, high ethical standards and best practice methods in all that we do.

AWAC has continuously demonstrated a commitment to planned sustainable development. Mining of the Western Australia bauxite deposits commenced in 1963 and strategies and actions to rehabilitate the mines have been developed and improved continuously to provide world class rehabilitation.

Since mining commenced approximately 12,400 hectares has been cleared, of which more that 10,500 hectares are revegetated. AWAC’s development and successful restoration of 100 per cent plant species richness of the Jarrah forest in rehabilitated bauxite mines in Western Australia is a strong demonstration of AWAC’s commitment to planned sustainable development.

> awac and alumina

a sustainable future

Putting waste to use >AWAC

At AWAC’s Kwinana alumina refinery in Western Australia, CO2, a major contributor to greenhouse gas emissions, is being used to reduce the alkalinity of bauxite residue. This carbonation process takes two waste products, CO2 and bauxite residue, to create a potentially useful resource. Refineries produce large amounts of residue, that is principally mud, sand and water. The residue is quite alkaline due to the chemical process used to extract alumina from the bauxite, and it requires careful management both in the short and longer term.

Alcoa Research and Development has developed the carbonation technology that passes CO2 through the bauxite residue to neutralise the alkalinity. As a result, environmental risks associated with long-term storage are reduced, and it provides an opportunity for the treated bauxite residue to be used in the future.

The CO2 that would normally find its way into the atmosphere is being mixed into the bauxite residue. Waste CO2 is also piped from a nearby (non-AWAC) ammonia plant for use in the carbonation process. At full capacity the process will utilise 70,000 tonnes of CO2 a year, the equivalent of taking 12,000 cars off the road.

Local Community >AWAC

At Juruti, a remote community located on Brazil’s Amazon river, AWAC’s manager Alcoa is funding a training program in partnership with SENAI (National Industrial Training Service) to equip local people with new skills. Juruti is the site of AWAC’s newest bauxite mine.

Initially the training programs will include skills such as basic information technology, carpentry and metal-work, later advancing to heavy machinery operations, industrial electrical and plumbing skills. This is providing a much needed service in the community and is training local people for future employment opportunities to provide the community with a sustainable future. It is anticipated that 1,300 workers will benefit from the training over a two-year period. The tuition is currently being conducted on a boat-school while Alcoa funds the construction of a permanent school facility.

Community Welfare >Alumina Limited

Alumina Limited is partnering with Save the Children, a charitable organisation committed to providing children with the best possible start in life, to establish a Future Parents Program in the inner-Melbourne suburb of Maribyrnong. The aim of the program is to prevent child abuse by giving vulnerable young people the knowledge and skills they need to be good parents and carers.

Alumina Limited’s sponsorship of the Maribyrnong initiative which operates from ‘The Gathering Place’, provides services and programs to the community, particularly young Indigenous people. The Future Parents Program has a proven track record in assisting young people to develop improved methods of providing care to children, to increase their knowledge of child abuse, neglect and domestic violence issues, and prevention strategies.

Health and Safety >AWAC

AWAC has established the highest health and safety targets, a 100 per cent injury-free workplace with zero fatalities, lost-work-days and recordable injuries. To reach this goal, safety procedures are constantly refined across the AWAC network of operations. Comprehensive risk evaluation and risk reduction programs including operational hazard analysis and fault analysis have been introduced to assist in attaining the zero injury goal.

In 2006, the lost-work-day rate for AWAC operations declined from 0.12 per 200,000 man hours worked in 2005 to 0.06. Overall the AWAC recordable injury rate in 2006 was 1.87 (2.19 in 2005).

Waste and Emissions Reduction >AWAC

AWAC’s Point Henry aluminium smelter in Victoria implemented environmental improvements that reduced landfill waste from 17,068 tonnes in 1997 to 371.5 tonnes in 2004. Fluoride emissions have been reduced 75 per cent since 2002 and even with increased production, on site greenhouse gas intensity at Point Henry has reduced 65 per cent since 1990.

AWAC’s three alumina refineries in Western Australia have reduced their greenhouse gas intensity to 8 per cent below the 1990 base level.

>the aluminium process

A Sustainable metal

Aluminium is one of the world’s most sustainable metals. Its unique properties mean that aluminium can be continually recycled and reused without degradation. Approximately 70 per cent of all aluminium ever commercially produced is still in use today. Importantly, recycling requires only 5 per cent of the energy initially used to produce aluminium metal from raw materials. Current stocks of aluminium therefore represent ‘energy in reserve’ because it can be recycled and repeatedly used in any number of practical applications without needing to expend 95 per cent of the energy used to originally manufacture the metal. Recycling 1kg of aluminium can save approximately 14kW of electricity, 8kg of bauxite and 4kg of chemical products.

Recycling also saves an annual estimated 84 million tonnes of greenhouse gas emissions, the equivalent of one year’s emissions from 15 million motor vehicles.

Aluminium vehicle components such as engine parts, wheels, body panels and electronics also contribute to lowering greenhouse gas emissions. Aluminium components generally weigh 40-50 per cent less than the steel equivalent and the reduction in weight of a vehicle reduces fuel consumption and therefore reduces carbon dioxide (CO2) emissions. Every kilogram of aluminium used in vehicle manufacture results in a 20kg reduction in CO2 over the life of the vehicle.

The potential for reduction in greenhouse gas emissions achievable from aluminium recycling and the use of aluminium in transport could offset the carbon producing activities of the manufacture of aluminium, and thereby make aluminium climate-neutral by 2020.

Source: International Aluminium Institute Sustainability Report.

> the board of directors

Alumina Limited Directors in office as at 31 December 2006 were:

> MR DONALD M MORLEY

Age 67 – BSc MBA FAusIMM

Chair

Independent Non-Executive Director

Mr Morley was elected a Director and appointed Chairman of Alumina Limited on 11 December 2002. He is a director of Iluka Resources Ltd. a role he has held since December 2002 and has also been a director of SPARK Infrastructure Ltd since November 2005. He was previously a director of WMC Limited, in the role of director of Finance until April 2001, and he retired from his executive duties with WMC in October 2002. Mr Morley is a member of the Audit Committee, Compensation Committee and the Nomination Committee. He has wide ranging financial skills and considerable resource industry experience.

> MR PETER A F HAY

Age 56 – LLB

Independent Non-Executive Director

Mr Hay has been a Director of Alumina Limited since 11 December 2002. He is a director of Pacifica Group Limited, Chairman, Investment Banking at Carnegie Wylie & Company and from July 2000 to July 2005 he was the chief executive officer of the law firm Freehills. He is a member of the Audit Committee, Compensation Committee and Chair of the Nomination Committee. Mr Hay brings to the Board considerable legal experience and advisory skills particularly in relation to public company takeovers, corporate governance matters and risk management.

> MR RON J McNEILLY

Age 63 – BCom, MBA, FCPA, FAICD

Independent Non-Executive Director

Mr McNeilly was elected a Director of Alumina Limited on 11 December 2002. He is the deputy Chairman of BlueScope Steel Limited; Chairman of Worley Parsons Limited; Chairman of Melbourne Business School Limited; past director of BHP Billiton Limited, QCT Resources Limited, Tubemakers of Australia Limited and Ausmelt; past executive director Global Markets BHP Billiton Limited from 2001 to 2002; past executive director and president of BHP Minerals from 1999 to 2001. Mr McNeilly is a member of the Audit and Nomination Committee and chair of the Compensation Committee. Mr McNeilly brings substantial practical experience and skills gained from over 30 years in the resource sector.

> MR MARK R RAYNER

Age 69 – BSc (Hons) ChemEng FTSE FAusIMM FIEA FAICD

Independent Non-Executive Director

Mr Rayner was elected a Director of Alumina Limited on 11 December 2002. He was Chief Executive of Comalco Limited 1978 to 1989, deputy chairman 1989 to 1997; executive director CRA Ltd 1989 to 1995. director of National Australia Bank Limited from 1985 to 2001 and chairman from 1997 to 2001. Director of Pasminco Limited from 1989 to 2003 and Chairman from 1992 to 2003; director of Mayne Nickless Limited from 1995 to 2002 and Chairman from 1997 to 2002. He is a director of Boral Ltd, a role he has held since February 1996. Mr Rayner is a member of the Nomination Committee, Compensation Committee and Chair of the Audit Committee. He brings extensive industry specific experience in the bauxite, alumina and aluminium industry of over 35 years.

> MR JOHN MARLAY

Age 58 – BSc FAICD

Chief Executive Officer

Mr Marlay was elected as executive director and Chief Executive Officer on 11 December 2002. He joined WMC in August 2002, following role as Head of Strategy for RMC Group Plc in London. In December 2006 Mr Marlay was appointed as a non-executive director of Incitec Pivot Limited. Mr Marlay was previously Executive General Manager Business Integration, Hanson Plc from 2000 to 2001. He has held senior management roles with Pioneer International Ltd, James Hardie Industries Limited and Esso Australia Ltd. Mr Marlay has extensive resource sector experience operating in international management roles, including capital-intensive joint ventures.

> glossary

A-IFRS > Australian equivalents to International Financial Reporting Standards. Statutory accounts must be prepared in accordance with A-IFRS for reporting periods commencing 1 January 2005. For a more detailed explanation refer to page 20.

ALUMINA LIMITED > Alumina Limited (ABN 85 004 820 419).

A of A > Alcoa of Australia Limited (ABN 93 004 879 298).

ALCOA > Alcoa Inc of 201 Isabella Street, 7th Street Bridge, Pittsburgh, Pennsylvania, USA, a company incorporated in the Commonwealth of Pennsylvania.

ALLOY > a substance with metallic properties, composed of two or more chemical elements of which at least one is a metal. More specifically, aluminium plus one or more other elements, produced to have certain specific, desirable characteristics.

ALUMINA > aluminium oxide produced from bauxite by an intricate chemical process. It is a white powdery material that looks like granulated sugar. Alumina is an intermediate step in the production of aluminum from bauxite and is also a valuable chemical on its own.

AWAC > the unincorporated joint venture between Alumina Limited and Alcoa known as Alcoa World Alumina and Chemicals.

BAUXITE > the ore from which alumina is extracted and from which aluminium is eventually smelted. About four kilograms of bauxite are required to produce one kilogram of aluminium.

BROWNFIELD EXPANSION > is developing existing operations.

COMPAGNIE GUINEE > Compagnie des Bauxites de Guinée.

EMBEDDED DERIVATIVE > an embedded derivative (within a contract) may exist when some or all of the cash flows that would otherwise arise from the contract dependent on movements in specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices, credit rating or credit index, or other variable. AWAC has a number of long-term contracts for the purchase of energy that have with their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time.

GREENFIELD REFINERY > is a new refinery.

JAMALCO > the joint venture between Alcoa Minerals of Jamaica LLC and Clarendon.

LME (London MetalS Exchange) > the international trading body that facilitates the worldwide open-market buying and selling of metals.

ORE > is a mineralisation that can be profitably mined and treated.

REFINE > a process whereby alumina is extracted from the bauxite ore using a refining process that relies on heat, pressure and chemical reaction.

SMELT > is to fuse or melt ore in order to extract or refine the metal it contains.

SURALCO > means Suriname Aluminum Company LLC.

>CORPORATE GOVERNANCE

Alumina Limited’s core values – respect, integrity, honesty, personal commitment and high performance – underpin the way we conduct our business and all of Alumina Limited’s activities.

VALUES

+ CODE OF CONDUCT

+ BEHAVIOURS AND ACTIVITIES

+ BEST PRACTICE CORPORATE GOVERNANCE

= CREATING SUSTAINABLE VALUE FOR STAKEHOLDERS

Alumina Limited’s corporate governance practices are reviewed regularly by local and international corporate governance rating agencies. In 2006 GovernanceMetrics International, a leading global corporate governance rating agency, assessed Alumina Limited as nine out of 10, compared to an overall average of 6.3 for companies in Australia.

Alumina Limited meets each of the requirements of the Australian Securities Exchange Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations.

GOALS, RESOURCES AND PROCESS - THE ROLE OF ALUMINA LIMITED’S BOARD OF DIRECTORS

Alumina Limited’s Board of Directors represents the shareholders’ interests. Its aim is to create sustainable value for shareholders through the performance of Alumina Limited’s interest in the Alcoa World Alumina and Chemicals (AWAC) business. The Board is ultimately responsible for the success of the Company by setting its strategic goals, establishing resources and ensuring its management processes are effective.

The primary roles of the Board are to:

>	appoint the Chief Executive Officer, and monitor the performance of the Chief Executive Officer and senior executives

>	monitor and optimise business performance

>	formulate Alumina Limited’s strategic direction and monitor its execution

>	protect the interests of shareholders

>	approve Alumina Limited’s external financial reporting.

Management of Alumina Limited is delegated to and executed by the Chief Executive Officer and the executive team. The executive team is responsible for meeting the Board’s requirements for quality and timely information, to enable the Board to fulfil its responsibilities.

The role, duties and responsibilities of the Board are defined in the Board Charter, which is available on our website www.aluminalimited.com.

BOARD MEMBERSHIP

The Board consists of four non-executive Directors including the Chairman, and an executive Director – the Chief Executive Officer, Mr John Marlay.

Alumina Limited’s Constitution requires that one-third of the Directors (excluding the Chief Executive Officer) must retire and are eligible for re-election by members at each Annual General Meeting (AGM) of Alumina Limited. Recommendation by the Board that shareholders vote in favour of a retiring Director’s re-election is subject to an appraisal and recommendation by the Nomination Committee of the Board. Mr Hay is the director standing for re-election at the 2007 AGM.

Non-executive Directors must retire after nine years of continuous service, unless requested to continue by the Board.

A brief biography of the Alumina Limited directors is available on page 26 in Part 1 of this report.

BOARD SUCCESSION PLANNING AND DIRECTOR APPOINTMENT

The Nomination Committee regularly reviews the size and composition of the Board and the balance of skills and expertise of its members. The Nomination Committee is also responsible for the Board’s succession planning and, as necessary, nominating to the Board candidates to fill any vacancy on the Board. The procedure for selection and appointment is detailed in the Nomination Committee Charter annexure, available on the Company website.

DIRECTOR INDEPENDENCE

The Board considers that independence from management and non-alignment with any other interest or relationship with the Company is essential for impartial decision making and effective governance. However, it also recognises the importance of attracting and retaining Directors who have an appropriate mix of skills and expertise to provide effective corporate leadership.

Directors are deemed to be independent if they are independent of management and have no material business or other relationship with the Alumina Limited Group that could materially impede their objectivity or the exercise of independent judgement, or materially influence their ability to act in the best interests of the Group.

The Board assesses director independence on an annual basis, or more frequently if warranted, depending on disclosures from individual directors.

In reaching their judgements on director independence, the Board considers:

>	any existing relationships with the Company, including professional affiliations and contractual arrangements, whether directly or indirectly with the Director

>	any past relationships with Alumina Limited, either direct or indirect

>	materiality thresholds

>	the definitions of independence embodied in Australian and US Corporate governance standards.

Alumina	Limited’s guidance for materiality includes:

>	the value of a contractual relationship is the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues

>	in relation to a principal of or employee of a present or former material professional adviser or consultant of the Company within the previous three years, the greater of $250,000 or 2 per cent of the professional adviser’s or consultant’s gross revenues, or

>	for an employee or any family member currently employed as an executive officer by another company that makes payments to or receives payments from the Alumina Limited Group for property or services in an amount that exceeds, in any single fiscal year, the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues.

CORPORATE

GOVERNANCE

The Board has concluded that all non-executive Directors are independent. In reaching this conclusion the Board has considered the following relationships and associations:

>	Mr Morley held an executive position with WMC Limited until October 2002. The Board has concluded that his previous position does not result in him taking into account any interests other than those of the Company in acting as Director and Chairman.

>	Mr Hay is a former partner of the legal firm Freehills, a provider of services to the company. The Board reviewed the Company’s past association with Freehills and concluded that the past association, which was below our materiality threshold of $250,000 or 2 per cent of Freehills’ consolidated revenue, does not materially prejudice Mr Hay’s independence.

>	Mr Rayner and Mr McNeilly do not have any previous association with the Company or any other relationships that are relevant to their independence.

For further information on materiality thresholds and director independence, please refer to our Director Independence Policy, available on our website.

DIRECTORS’ AND EXECUTIVES’ REMUNERATION

Details of the remuneration policies and practices of Alumina Limited are set out in the Remuneration Report on pages 50–70 of this report. Shareholders will have the opportunity to vote on a non-binding resolution to adopt the Remuneration Report at the 2007 AGM.

DIRECTORS’ SHARE OWNERSHIP

Non-executive Directors are required to buy shares in Alumina Limited equivalent to a minimum value of 10 per cent of their annual fees. They are also required to hold shares equal to, or greater than, one year’s annual fees by the expiry of their first term as a Director. Details of the non-executive Director share acquisition policy and number of shares held by each non-executive Director are disclosed on page 67 of the Remuneration Report.

CHIEF EXECUTIVE OFFICER

The Chief Executive Officer, Alumina Limited’s most senior employee, is selected by the Board and is subject to bi-annual performance reviews by the non-executive Directors. The Chief Executive Officer recommends policy, strategic direction and business plans for Board approval and is responsible for managing Alumina Limited’s day-to-day activities.

BOARD MEETINGS

Alumina Limited’s full Board held 12 scheduled meetings during 2006. In addition one ad hoc Board committee meeting was convened to consider specific matters.

Non-executive Directors conduct meetings from time to time without the presence of executives. The Chairman, Mr Morley, chairs these meetings. To enable interested parties to make any concern known to non-executive Directors, the General Counsel/Company Secretary, Mr Foster, acts as an agent for the non-executive Directors. Procedures for the handling of all direct communications for non-executive Directors are detailed on our website.

Each year the Board devotes a meeting to review Alumina Limited’s strategic plan and approve the strategic direction of the Company.

Directors’ attendance at Board and Committee meetings is detailed on page 43 of this report.

DIRECTOR EDUCATION

The Directors are briefed on corporate and regulatory changes by receiving regular updates relating to corporate governance, accounting standards and relevant industry matters.

They also receive briefings on the aluminium and alumina industry by independent technical experts. This is supplemented by visits to operating sites for business reviews and by presentations to the Board from AWAC executives. During 2006 the Board visited AWAC bauxite mining and alumina refining operations in Spain, Jamaica, Australia and the United States.

An induction program is available for new non-executive Directors.

BOARD COMMITTEES AND MEMBERSHIP

Each committee operates under its own charter and consists solely of the Board’s four non-executive Directors. Committee membership and the record of attendance are detailed in the table on page 43.

Audit Committee

The Audit Committee’s role is to assist the Board to fulfil its responsibilities for Alumina Limited’s accounts and external reporting. This is achieved by ensuring that appropriate processes are in place to support the Board in fulfilling its responsibilities relating to:

>	reporting of financial information to users of financial reports

>	application of accounting policies

>	financial management

>	internal financial control systems, including internal audit

>	independent auditor qualifications, independence and performance

In 2007 the role of the Audit Committee has been expanded to include responsibility for oversight of sustainable development.

Other responsibilities of the Audit Committee include managing the relationship with the external auditor including their appointment and compensation, as well as agreeing the scope and monitoring the effectiveness of the annual internal and external audit plans. It also annually reviews an assessment of business risk for Alumina Limited to determine whether there is appropriate coverage in the internal audit plans, and to review other issues as requested by the Board or the Chief Executive Officer. The Audit Committee met eight times during 2006 and considered matters such as the appropriateness of accounting policies, compliance with accounting and regulatory standards and policies and adoption of the financial reports.

For further information on the scope and responsibilities of the Audit Committee in relation to the external audit function and sustainable development, refer to our website.

Compensation Committee

The Compensation Committee oversees Alumina Limited’s remuneration and compensation plans, policies and practices on behalf of the Board and shareholders to ensure that:

>	shareholder and employee interests are aligned

>	Alumina Limited is able to attract, develop and retain talented employees

>	the integrity of Alumina Limited’s reward program is maintained.

To ensure that the review of remuneration practices and strategies on which decision making is based is objective and well founded, the committee engages external remuneration consultants.

The Compensation Committee met six times during 2006.

Nomination Committee

The Nomination Committee assists the Board in fulfilling its responsibilities to shareholders with regard to:

>	identifying the necessary and desirable competencies of Board members

>	regularly assessing competencies necessary to be represented by Board members

>	the selection and appointment process for Directors

>	regularly reviewing the size and composition of the Board, including succession plans

>	determining which non-executive Directors are to retire in accordance with the provisions of Alumina Limited’s constitution.

To ensure that the Board has an appropriate mix of skills and experience, the Nomination Committee will consider individuals for Board membership who have demonstrated high levels of integrity and performance in improving shareholder returns, and who can apply such skills and experience to the benefit of the Company.

The Nomination Committee met once during 2006.

CORPORATE

GOVERNANCE

BOARD AND BOARD COMMITTEE PERFORMANCE EVALUATION

The Board undertakes annual evaluations of both the collective performance of the Board and performance of individual members. Annual performance evaluations are also conducted for each Board committee. In 2006, the Directors conducted a self-assessment process involving the completion and evaluation of detailed questionnaires covering knowledge, satisfaction, reporting and performance in relation to relevant business, management and governance matters. The results were collated and analysed by the Board on a topic-by-topic basis. Initiatives to improve any issues identified in the performance evaluation are discussed and approved. The Chairman of the Board reviews each Director’s individual performance. The Chairman of the Nomination Committee reviewed, with other Directors, the Chairman’s performance. Additional information about the process of performance evaluation of the Board, its committees and individual Directors, and key executives, can be obtained from our website.

DIRECTORS’ ACCESS TO INDEPENDENT ADVICE

The Directors may be required to evaluate and make decisions about matters that require technical or specialised knowledge, or an independent perspective. In these circumstances the Board collectively, as well as each Director individually, has the right to seek independent professional advice. Any expenses incurred by Directors who exercise this right will be met by Alumina Limited, provided that prior approval by the Chairman or the Board to obtain such advice has been given.

PROMOTING ETHICAL CONDUCT AND BEHAVIOUR

Alumina Limited has adopted a Code of Conduct that is applicable to all Directors, officers and employees. The Code of Conduct was developed by aligning the Company’s agreed core values with best practice corporate governance models. The Code of Conduct sets parameters for ethical behaviour and business practices for directors, employees and contractors. The Code of Conduct is reviewed regularly to ensure it is relevant and accurately reflects best practice principles.

Alumina Limited’s Code of Conduct and more information about Alumina Limited’s values are available on our website.

COMPANY SECRETARY

Mr Stephen Foster is the Company Secretary/General Counsel. A profile of Mr Foster’s qualifications and experience is set out on page 43. The role of Company Secretary/General Counsel in Alumina Limited includes:

>	providing legal advice to the Board and management as required

>	advising the Board on corporate governance principles

>	management of the legal and secretariat functions

>	generally attending all Board meetings and preparing the minutes

>	managing compliance with regulatory requirements

>	company disclosures.

The position of Company Secretary/General Counsel is ratified by the Board.

CORPORATE REPORTING

The Chief Executive Officer and the Chief Financial Officer have made the following certifications to the Board:

>	Alumina Limited’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of Alumina Limited and the Alumina Limited Group, and are in accordance with relevant accounting standards.

>	The above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and ensures that the Company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects.

SHARE TRADING POLICY

Alumina Limited has established a policy on the trading of its shares by its Directors and employees. The Board believes it is in the interests of all shareholders for Directors and employees to own shares of the Company, and so encourages shareholding subject to prudent controls and guidelines on share trading. The policy prohibits Directors and employees from engaging in short-term trading of any Alumina Limited securities, and buying or selling Alumina Limited shares if they possess unpublished, price-sensitive information.

In addition, Directors and senior management must not buy or sell Alumina Limited shares in the period between the end of the half or full financial year and the release of the results for the relevant period. Directors and senior management must also receive approval from the Chairman, Chief Executive Officer or Company Secretary before buying or selling Company shares.

A copy of Alumina Limited’s Share Trading Policy can be found in the corporate governance section of our website.

DISCLOSURE POLICY

Alumina Limited is committed to providing best practice continuous disclosure and has comprehensive policies and procedures designed to ensure compliance with the continuous and periodic disclosure obligations under the Corporations Act and the ASX Listing Rules. Responsibility for meeting ASX disclosure requirements rests primarily with the Company Secretary. Training is conducted annually with all staff to ensure they understand the Company’s obligations, and their role in fulfilling them, under the continuous disclosure provisons. A review of continuous disclosure matters, if any, is conducted at each Board meeting. Alumina Limited’s Continuous Disclosure Policy is available on our website.

CONFLICTS OF INTEREST

The Board recognises that its ability to make impartial decisions would be jeopardised by any conflicting interests. Each Director has an ongoing responsibility to disclose to the Board details of transactions or interests, actual or potential, that may create a conflict of interest. Alumina Limited’s Constitution expressly forbids a director voting on a matter in which they have a direct or indirect material personal interest as defined in Section 195 of the Corporations Act 2001. No conflict of interest arose during 2006.

AUDIT GOVERNANCE

External Audit

PricewaterhouseCoopers is Alumina Limited’s external audit services provider. The external auditor’s report to Alumina Limited’s Audit Committee, which is responsible for agreeing the scope of the work performed by the auditor and monitoring its progress against plan. All reports issued by the auditor to the Committee are prepared in accordance with Australian Accounting Standards. In accordance with the applicable provisions of the Corporations Act 2001, the external auditor provides an annual declaration of its independence to the Audit Committee. The partner responsible for Alumina Limited’s audit was appointed in 2002, and, under the terms of engagement, will be required to rotate off the audit after 2006.

Further information on the relationship with the external auditor is covered in the Audit Committee Charter which is available on our website.

Non-Audit Services

Alumina Limited and PricewaterhouseCoopers have adopted the following policy in relation to any work undertaken by PricewaterhouseCoopers that does not directly relate to auditing:

>	PricewaterhouseCoopers’ services which have fees of up to $100,000 requires the prior approval of the Audit Committee Chairman. Such approval shall include the scope of the services and the approximate amount of fees, and shall be reported to the next Audit Committee meeting;

>	For PricewaterhouseCoopers’ services of more than $100,000 and less than $250,000, the provision of such services requires the prior approval of the Audit Committee;

>	For PricewaterhouseCoopers’ services of more than $250,000, the proposed services are to be put to competitive tender with the requirement for Chief Financial Officer, Chief Executive Officer and Audit Committee Chairman’s approval of the inclusion of PricewaterhouseCoopers in the tender list. The awarding of a contract, following a competitive tender, to PricewaterhouseCoopers for the provision of these services also requires the prior approval of the Audit Committee.

Details of non-audit services are described in the Directors’ Report on page 49.

CORPORATE

GOVERNANCE

Attendance at the Annual General Meeting

The partner representing the external auditor attends Alumina Limited’s AGM and is available at the meeting to respond to shareholder questions relating to content and conduct of the audit and accounting policies adopted by the Company in relation to preparation of the financial statements. Written questions for the auditor will be accepted by Alumina Limited up to five days before the AGM.

Internal Audit

Alumina Limited contracts the services of independent accounting firm KPMG for the provision of the internal audit function. It is the internal auditor’s role to provide assurance that an effective risk management and control framework exists, and to report their findings to the Audit Committee. The Audit Committee approves the annual internal audit plan and reviews reports on internal audit findings at least annually.

MANAGING BUSINESS RISK

Alumina Limited’s Risk Management Policy sets out its policies and procedures for covering risks such as those relating to markets, credit, price, operating, safety, health, environment, financial reporting and internal control. The Risk Management Policy has been adopted by the Board.

Alumina Limited is exposed to risks, both indirectly through its investment in AWAC, and directly as a separately listed public company.

Alcoa, as manager of AWAC, has direct responsibility for managing the risks associated with the AWAC business. Alumina Limited is subject to those risks and Alcoa utilises its policies and management systems to identify, manage and mitigate those risks. Alumina Limited reviews the management and mitigation of AWAC risks through its participation on the AWAC Strategic Council and the boards of the key operating entities within AWAC.

Alumina Limited uses internal controls as well as risk management policies that are appropriate to its risks as an independent corporate entity.

Alumina Limited’s most significant risk exposures are to the AUD/USD exchange rate and the aluminium price. Alumina Limited’s exposures are significant through AWAC’s exposure to aluminium prices and to operating costs and capital expenditures in foreign currencies.

Alumina Limited’s Risk Management Policy and controls are covered in more detail in the Governance section of our website.

EXCHANGE RATE AND ALUMINIUM PRICE RISK

Alumina Limited’s current financial position is strong and debt levels are modest. AWAC’s operations are low-cost and long-life, generating substantial positive net cash inflow. AWAC’s revenues are underpinned by medium and long-term sales contracts with high-quality industry participants with which, in most cases, AWAC has longstanding relationships.

Given this strong underlying business position, shareholders’ interests are best served by Alumina Limited and AWAC remaining exposed to aluminium price and exchange rate risk, and generally not seeking to manage that risk through the use of derivative instruments.

When managing interest rate risk, we seek to reduce the adverse effect of variations in the overall cost of funds. We maintain a preference for floating interest rate exposure, as global interest rates are generally positively correlated with AWAC’s selling prices.

WHISTLEBLOWING

Alumina has a Whistleblower Policy that encourages, and offers protection for staff to report, in good faith, any behaviour, practice or activity that they have reasonable grounds to believe involves:

>	unethical or improper conduct

>	financial malpractice, impropriety or fraud

>	contravention or suspected contravention of legal or regulatory provisions

>	auditing non-disclosure or manipulation of the internal or external audit process.

A copy of the Whistleblower Policy can be found on our website.

POLITICAL DONATIONS

Alumina Limited makes donations each year to non-profit and charitable organisations in the areas of health, education, welfare and the arts. The Company does not make donations to political parties.

Senior Management

Alumina Limited is managed by an experienced management team focusing on maximising returns and growing the Company, ensuring our shareholders benefit fully from Alumina Limited’s interest in the AWAC joint venture, and providing our shareholders with consistent returns. The Alumina Limited executive management team comprises:

John Marlay

BSc FAICD

Chief Executive Officer

John Marlay has responsibility for the overall management of Alumina Limited in accordance with the strategy, policies and business processes adopted by the Board. Mr Marlay was appointed as a non-executive director of Incitec Pivot Limited in December 2006.

Ken Dean

BCom (Hons) FCPA MAICD

Chief Financial Officer

Ken Dean is responsible for finance, accounting, treasury, investor relations and tax. He has extensive financial and resource sector experience gained from a 30-year career with Shell, both in Australia and overseas. Mr Dean is also a non-executive director of Santos Ltd.

Stephen Foster

BCom LLB(Hons) GDipAppFin (Sec Inst)

GradDip CSP ACIS

General Counsel & Company Secretary

Stephen Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster has a wide range of legal and commercial experience gained over 20 years, at Village Roadshow, WMC Limited, and the legal firm of Arthur Robinson & Hedderwicks (now Allens Arthur Robinson).

ALUMINA LIMITED DIRECTORS’ ATTENDANCE AT MEETINGS JANUARY TO DECEMBER 2006

	Board meetings		Board Committee meetings		Audit Committee meetings		Compensation Committee meetings		Nomination Committee meetings
Directors	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
P A F Hay	12	12	—	—	8	8	6	5	1	1
J Marlay	12	12	1	1	—	—	—	—	—	—
R J McNeilly	12	12	—	—	8	8	6	6	1	1
D M Morley	12	12	—	—	8	8	6	6	1	1
M R Rayner	12	11	—	—	8	7	6	6	1	1
K A Dean*	—	—	1	1	—	—	—	—	—	—

*	Mr Dean is an alternate director for Mr Rayner.

CORPORATE

GOVERNANCE

SHAREHOLDERS

Alumina Limited has approximately 86,000 shareholders, with the 20 largest holding 69 per cent of the approximately 1.167 billion shares on issue. Approximately 95 per cent of all registered shareholders have registered addresses in Australia. A more detailed analysis of our shareholders is available in the full financial report, available on request, or on our website. Alumina Limited’s shares are listed on the Australian Securities Exchange (ASX) and New York Stock Exchange (NYSE).

SHAREHOLDER COMMUNICATION

Effective and timely communication with Alumina Limited shareholders and the market is a critical objective of the Company. We also recognise that communication is two-way.

Alumina Limited uses internet-based information systems to provide efficient communication with shareholders and the investment community. Examples include posting Company announcements on our website (usually within one hour of lodgement with the ASX), and webcasting financial presentations and briefings. Shareholders may elect to receive all Company reports and correspondence by mail or email.

In 2004, Alumina Limited became a member of eTree, an incentive scheme to encourage shareholders of Australian companies to receive their shareholder communications electronically. For every shareholder who registers their email address via eTree, Alumina Limited donates $2 to Landcare Australia to support reforestation projects.

We are interested in shareholder questions and feedback which can be directed to the Company either through the mail or via the feedback facility available on our website.

For further information on shareholder communication initiatives, including our Continuous Disclosure Policy, refer to the Governance section of our website.

COMPARISON OF CORPORATE GOVERNANCE PRACTICES WITH THE NYSE LISTING RULES

Alumina Limited shares trade in the form of American Depositary Receipts (ADRs) on the NYSE and, qualifying as a non-US issuer, Alumina Limited is allowed to follow home-country practice in lieu of the NYSE Listing Rules. However, the Company is required to meet NYSE rules on Audit Committee requirements and to disclose any significant way in which Alumina Limited’s corporate governance practices differ from those followed by US companies under the NYSE listing rules.

More detail about the ways in which Alumina Limited’s corporate governance practices differ from those stipulated by the NYSE listing rules can be found in the Governance section of our website.

SHARE ENQUIRIES

Investors seeking information about their Alumina Limited shareholding or dividends should contact:

Computershare Investor Services Pty Limited

GPO Box 2975

Melbourne, Victoria 3001 Australia

Telephone

1300 556 050 (for callers within Australia)

+61 (0) 3 9415 4027 (for international callers)

Facsimile

(03) 9473 2500 (for callers within Australia)

+61 (0) 3 9473 2500 (for international callers)

Email web.queries@computershare.com.au

Please note, when seeking information, shareholders will be required to provide their Shareholder Reference Number or Holder Identification Number, which is recorded on their shareholding statements.

American Depositary Receipts

Alumina Limited shares are traded on the NYSE as ADRs. This facility enables American investors to conveniently hold and trade Alumina Limited securities. Each ADR represents four Alumina Limited shares. Investors seeking information about Alumina Limited’s ADRs should contact our depositary, The Bank of New York:

The Bank of New York

Investor Services

PO Box 11258

Church Street Station

New York, NY 10286-1258

Toll free number

(for callers within the USA) 1-888-BNY-ADRs

Telephone (for non-US callers):+1 (212) 815 3700

Website www.stockbny.com

Email shareowners@bankofny.com

COMPARISON TO ASX CORPORATE GOVERNANCE BEST PRACTICE RECOMMENDATIONS

PRINCIPLE	RECOMMENDATION	COMPLIANCE	PAGE

1	Lay solid foundations for management and oversight

1.1	Formalise and disclose the functions reserved to the board and those delegated to management.	✓	36

2	Structure the board to add value

2.1	A majority of the Board should be independent Directors.	✓	37

2.2	The chairperson should be an independent director.	✓	37

2.3	The roles of chairperson and chief executive officer should not be exercised by the same individual.	✓	37

2.4	The board should establish a nomination committee.	✓	39

2.5	Provide related disclosures.	✓	n/a

3	Promote ethical and responsible decision-making

3.1	Establish a code of conduct to guide directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:	✓	40

	3.1.1 the practices necessary to maintain confidence in the company’s integrity

	3.1.2 the responsibility and accountability of individuals for reporting and investigating reports of unethical practices

3.2	Disclose the policy concerning trading in company securities by directors, officers and employees.	✓	40

3.3	Provide related disclosures.	✓	n/a

4	Safeguard integrity in financial reporting

4.1	Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the board that the company’s financial reports present a true and fair view, in all material respects, of the company’s financial condition and operational results and are in accordance with relevant accounting standards.	✓	40

4.2	The board should establish an audit committee	✓	39

4.3	Structure the audit committee so that it consists of:	✓	38

	> only non-executive directors

	> a majority of independent directors

	> an independent chairperson, who is not chairperson of the board

	> at least three members

4.4	The audit committee should have a formal charter.	✓	38

4.5	Provide relevant disclosures.	✓	n/a

5	Make timely and balanced disclosure

5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.	✓	41

5.2	Provide relevant disclosures.	✓	n/a

COMPARISON TO ASX CORPORATE GOVERNANCE BEST PRACTICE RECOMMENDATIONS

PRINCIPLE	RECOMMENDATION	COMPLIANCE	PAGE
6	Respect the rights of shareholders

6.1	Design and disclose a communications strategy to promote effective communications with shareholders and encourage effective participation at general meetings.	✓	44

6.2	Request the external auditor to attend the AGM and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report.	✓	42

7	Recognise and manage risk

7.1	The board or appropriate board committee should establish policies on risk oversight and management.	✓	42

7.2	The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the board in writing that:

	7.2.1 the statement given in accordance with best practice recommendations 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board.	✓	40

	7.2.2 the company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	✓	40

7.3	Provide relevant disclosures.	✓	n/a

8	Encourage enhanced performance

8.1	Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives.	✓	40

9	Remunerate fairly and responsibly

9.1	Provide disclosure in relation to the company’s remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.	✓	50–55

9.2	The board should establish a remuneration committee.	✓	39

9.3	Clearly distinguish the structure of non-executive directors’ remuneration from that of executives.	✓	59,60

9.4	Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	✓	52,53

9.5	Provide relevant disclosures.	✓	n/a

10	Recognise the legitimate interests of stakeholders

10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	✓	40

>DIRECTORS’ REPORT

The financial statements and specific disclosures included in this Concise Financial Report have been derived from the full financial report. The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing activities of Alumina Limited and its subsidiaries as the full Financial Report.

The Directors present their report for the financial year ended 31 December 2006 on the consolidated entity consisting of Alumina Limited (‘the Company’) and the entities it controlled during or at the end of the financial year (the ‘Group’).

DIRECTORS

A	The names of each person holding the position of director of the parent entity during the financial year are:

D M Morley (Chairman)

J Marlay (Chief Executive Officer)

P A F Hay

R J McNeilly

M R Rayner (Alternate K A Dean)

BOARD OF DIRECTORS

B	Alumina Limited Directors in office as at 31 December 2006 were:

Mr Donald M Morley Age 67

BSc MBA FAuslMM

Chair, Independent Non-Executive Director

Mr Morley was elected a Director and appointed Chairman of Alumina Limited on 11 December 2002. He is a director of Iluka Resources Ltd, a role he has held since December 2002, and has also been a director of SPARK Infrastructure Ltd since November 2005. He was previously a director of WMC Limited, in the role of Director of Finance until April 2001, and he retired from his executive duties with WMC in October 2002. Mr Morley is a member of the Audit Committee, Compensation Committee and the Nomination Committee. He has wide-ranging financial skills and considerable resource industry experience.

Mr Peter A F Hay Age 56

LLB

Independent Non-Executive Director

Mr Hay has been a Director of Alumina Limited since 11 December 2002. He is a director of Pacifica Group Limited, Chairman, Investment Banking at Carnegie Wylie & Company and from July 2000 to July 2005 he was the Chief Executive Officer of the law firm Freehills. He is a member of the Audit Committee, and Compensation Committee and Chair of the Nomination Committee. Mr Hay brings to the Board considerable legal experience and advisory skills particularly in relation to public company takeovers, corporate governance matters and risk management.

Mr Ronald J McNeilly Age 63

BCom MBA, FCPA, FAICD

Independent Non-Executive Director

Mr McNeilly was elected a Director of Alumina Limited on 11 December 2002. He is the Deputy Chairman of BlueScope Steel Limited; Chairman of Worley Parsons Limited; Chairman of Melbourne Business School Limited; past director of BHP Billiton Limited, QCT Resources Limited, Tubemakers of Australia Limited and Ausmelt; past executive director Global Markets BHP Billiton Limited from 2001 to 2002; past executive director and President of BHP Minerals from 1999 to 2001. He is a member of the Audit and Nomination Committee and Chair of the Compensation Committee. Mr McNeilly brings substantial practical experience and skills gained from over 30 years working in the resource sector.

Mr Mark R Rayner Age 69

BSc (Hons) ChemEng FTSE FAusIMM FIEA FAICD

Independent Non-Executive Director

Mr Rayner was elected to take office as Director of Alumina Limited on 11 December 2002. He was Chief Executive of Comalco Limited 1978 to 1989, Deputy Chairman 1989 to 1997; executive director CRA Ltd 1989 to 1995, director of National Australia Bank Limited from 1985 to 2001 and Chairman from 1997 to 2001, a director of Pasminco Limited from 1989 to 2003 and Chairman from 1992 to 2003; director of Mayne Nickless Limited from 1995 to 2002; Chairman Mayne Nickless from 1997 to 2002. He is a director of Boral Ltd, a role he has held since February 1996. Mr Rayner is a member of the Nomination Committee and Compensation Committee, and Chair of the Audit Committee. He brings extensive industry specific experience in the bauxite, alumina and aluminium industry of over 35 years.

DIRECTORS’ REPORT

Mr John Marlay Age 58

BSc FAICD

Chief Executive Officer

Mr Marlay was elected as Executive Director and Chief Executive Officer on 11 December 2002. He joined WMC in August 2002, following his role as Head of Strategy for RMC Group Plc in London. Mr Marlay was previously Executive General Manager Business Integration, Hanson Plc from 2000 to 2001. He has held senior management roles with Pioneer International Ltd, James Hardie Industries Limited and Esso Australia Ltd. In December 2006 Mr Marlay was appointed as a non-executive director of Incitec Pivot Limited. Mr Marlay has extensive resource sector experience operating in international management roles, including capital-intensive joint ventures.

C	Company Secretary

Stephen Foster

BCom LLB(Hons) GDipAppFin (Sec Inst)

GradDip CSP, ACIS

General Counsel/Company Secretary

Mr Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. He has a wide range of legal and commercial experience gained over 20 years, more recently at Village Roadshow and WMC Limited, after working with the legal firm of Arthur Robinson & Hedderwicks (now Allens Arthur Robinson)

Details of the Company Secretary role are contained on page 40.

D	Particulars of the numbers of meetings of the Company’s Directors (including meetings of committees of Directors) and the number of meetings attended by each Director are detailed on page 43.

E	Particulars of relevant interests of shares held by the directors of the Company in the Company or in any related body corporate as at the date of this report are set out on page 67.

INSURANCE OF OFFICERS

F	During or since the end of the financial year, the Group has paid the premiums in respect of a contract to insure directors and officers of the Group against liabilities incurred in the performance of their duties on behalf of the Group.

The officers of the Group covered by the insurance policy include any natural person acting in the course of duties for the Group who is or was a Director, secretary or executive officer as well as senior and executive staff. The Company is prohibited, under the terms of the insurance contract, from disclosing details of the nature of liability insured against and the amount of the premium.

DIVIDENDS

G	Details of the dividends paid during the financial year are referred to in Note 2 of the Concise Financial Statements.

PRINCIPAL ACTIVITIES

H	The principal activities of the Group relate to its 40 per cent interest in the series of operating entities forming Alcoa World Alumina and Chemicals (AWAC). AWAC has interests in bauxite mining, alumina refining, and aluminium smelting.

REVIEW OF OPERATIONS AND RESULTS

I	The financial results for Alumina Limited include the 12 months results of AWAC and associated corporate activities.

J	The Group’s net profit attributable to members of Alumina Limited was $511.1 million (2005: $315.6 million). The Group’s underlying earnings for 2006 was $569 million (2005: $331 million). For further information on the operations of the Group during the financial year and the results of these operations (including the calculation of underlying earnings), refer to section 2 on page 12 of Part 1 Concise Annual Report.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

K	At the date of this report no further matters or circumstances have arisen since 31 December 2006 which significantly affected or may significantly affect:

i.	operations of the Group; or

ii	results of those operations; or

iii.	state of affairs of the Group in future years.

LIKELY DEVELOPMENTS

L	In the opinion of the Directors it would prejudice the interests of the Group to provide additional information, except as reported in this Directors’ Report, relating to likely developments in the operations of the Group and expected results of those operations in the financial years subsequent to the financial year ended 31 December 2006.

ENVIRONMENTAL REGULATION

M	AWAC’s Australian operations are subject to various Commonwealth and state laws governing the protection of the environment in areas such as air and water quality, waste emission and disposal, environmental impact assessments, mine rehabilitation, and access to and use of ground water. In particular, most operations are required to be licensed to conduct certain activities under the environmental protection legislation of the state in which they operate, and such licenses include requirements specific to the subject site.

ROUNDING OF AMOUNTS

O	The company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100. Amounts shown in the Concise Financial Report and this Directors’ Report have been rounded off to the nearest hundred thousand dollars, except where otherwise required, in accordance with that Class Order.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

P	There have been no significant changes in the state of affairs of the consolidated entity during the financial year.

AUDITOR

Q	PricewaterhouseCoopers continues in office, in accordance with the Corporations Act 2001.

NON-AUDIT SERVICES

R	The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company and/or the consolidated entity are important. Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out below.

REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	CONSOLIDATED ENTITY $THOUSAND
	2006	2005
a) Remuneration for audit or review of the parent entity or any entity in the consolidated entity:

Audit of parent entity – PricewaterhouseCoopers – fees for annual audit	367	283
Audit of Annual Report on US Form 20-F – fees for annual audit	105	105
Advice on accounting standards (including transition to A-IFRS)	11	321

	483	709

(b) Remuneration for other assurance services:

Other	97	–

(c) Remuneration for taxation services:

Overseas tax services	71	101

Total	651	810

It is the consolidated entity’s policy only to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the consolidated entity are important or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

DIRECTORS’ REPORT

The Board of Directors has considered the position and, in accordance with the advice received from the audit committee is satisfied that the provision for the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

>	All non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor.

>	None of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor’s own work, acting in a management or decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risks and rewards.

A copy of the Auditor’s Independence Declaration as required under section 307C of the Corporations Act 2001 is set out on page 70 of this Concise Annual Report.

S	REMUNERATION REPORT

This Remuneration Report sets out the Company’s remuneration strategy and practices and incorporates remuneration information for Directors and senior executives in accordance with the Corporations Act. Senior Executive Remuneration Policy and Non-executive Director Remuneration Policy are discussed separately in this report. This report forms part of the Directors’ statutory report for the year ended 31 December 2006.

COMPENSATION COMMITTEE

Role of Compensation Committee

The duties and responsibilities delegated to the Compensation Committee (“the Committee”) by the Board are set out in the Committee’s Charter, which is available on the Company’s website.

In brief, the authority and responsibilities of the Committee are to review and make decisions in relation to:

>	remuneration strategy and policy of the Company;

>	remuneration of senior executives and terms of the CEO’s contract;

>	review of incentive plan design;

>	review of succession plans for senior executives;

>	approval of performance measures and incentive payments;

>	advising the Board on remuneration structure for non-executive Directors.

The Committee is thus responsible for overseeing and implementing the Company’s compensation plans, policies and practices. The Committee reviews the remuneration strategy and plans of the Company, compares the strategy and plans with community and industry standards and verifies the appropriateness of the strategy and plans by reference to external information and advice. The Committee has the responsibility to ensure that shareholder and employee interests are aligned, that the Company is able to attract, develop and retain talented employees, and that senior executives are fairly and reasonably compensated.

The Committee reviews non-executive Director remuneration annually, taking into account the advice of remuneration consultants with regard to market practices, and the duties and accountabilities of Directors and provides a recommendation to the Board on non-executive Director remuneration. During the year the Committee took advice from the Hay Group and Mercer Human Resources (the Hay Group has no connection to Mr Peter Hay, a Director of the Company).

The Committee meets at least twice a year, and met six times in 2006. Senior executives do attend certain meetings by invitation.

SENIOR EXECUTIVE REMUNERATION POLICY (AUDITED)

Alumina Limited’s remuneration policy is to establish a clear link between performance and remuneration. In doing so we are committed to ensuring that our remuneration process:

1. is aligned with shareholder interests; and

2. is also designed to reward and recognise superior senior executive performance.

The process ensures that specific and measurable individual objectives and targets that are consistent with business objectives are set for executives and employees.

The performance of individual Senior Executives against their objectives is assessed half yearly and yearly. The Committee also obtains independent remuneration information for comparative purposes. Salary reviews and short-term incentives (“STIs”) are determined by assessing performance against both individual performance objectives and Company earnings per share and return on capital targets. Long-term incentives (“LTIs”) are assessed against the Company’s total shareholder return (“TSR”) compared with that of Australian and international peer group companies. For LTIs allocated from 2007 onwards, they will also be assessed against required growth in Company earnings per share.

Remuneration Process

Senior executive remuneration is reviewed annually by the Committee. Senior executive rewards are influenced by three factors: individual performance, Company performance, and market position.

After the Board, the CEO, Chief Financial Officer and General Counsel/Company Secretary exercise the greatest control over the management and strategic direction of the Group and are the most highly remunerated executives of the Company and the Alumina Group. These senior executives are the only employees of the Company who make, or participate in making, decisions that affect the whole, or a substantial part, of the business of the Company or have the capacity to significantly affect the Company’s financial standing, and therefore less than five senior executives are listed in this Report.

Individual Performance

Remuneration reflects individual performance based on each senior executive’s performance against specific goals and individual objectives set for that Senior Executive for the year under review.

Company Performance

A percentage component of share-based remuneration for senior executives is based on the performance of the Company measured against peer group companies’ TSR. A percentage of total cash remuneration for Senior Executives is based on Company earnings per share and AWAC return on capital.

Market Position

Alumina Limited is among the 50 largest companies listed on the Australian Securities Exchange. The skills and expertise required by the Company’s employees equate to those of similar sized companies, notwithstanding that Alumina Limited has a small number of employees.

Accordingly, Alumina Limited’s remuneration levels need to be competitive with comparable Australian organisations to ensure that the Company can attract and retain high-performing employees. External compensation advisers are appointed to provide annual salary and benefits reviews.

REMUNERATION STRUCTURE/PERFORMANCE REWARD LINK (AUDITED)

Executive Remuneration

Senior executive remuneration comprises:

>	fixed remuneration – ‘fixed annual reward’ (“FAR”) is the component of total remuneration specified in an executive’s contract of employment and in periodic salary reviews. It includes salary and superannuation contributions (both Company and salary sacrifice contributions).

DIRECTORS’ REPORT

>	variable (incentive) payments – contracts for Senior Executives and professional employees include a component of remuneration linked to both STIs and LTIs. Policies defining STIs and LTIs are established by the Committee and reviewed annually.

Fixed Remuneration

The Committee reviews and determines the FAR for the CEO. The CEO annually reviews and recommends to the Committee the FAR for the other senior executives.

For senior executives, the Company seeks to set FAR at the third quartile of comparable companies and target high levels of performance.

Variable Payments

During the year, the Company arranged for an independent consultant to review the structure of its STI and LTI plans. After considering the review, the structure of the LTI was modified, effective from 1 January 2007. Details of the arrangements applying during 2006 and the changes applying from 1 January 2007 are set out under paragraph (ii) below.

i) Short-Term Incentives

The amount of STI awarded varies according to a combination of individual and Company performance criteria. For the STI, Company performance has been measured using AWAC Operating Plan return on capital for the 12-month performance period (normalised for changes in the LME aluminium price) and an earnings per share (EPS) target for Alumina Limited, based on the AWAC Operating Plan and Alumina Limited’s corporate budget for the period (normalised for changes in the LME Aluminium price and for AUD/USD effects).

Short-term incentive opportunities are calculated as a percentage of the senior executive’s fixed remuneration and are paid in the form of cash. The Committee reviews performance assessments and approves STI payments to all employees. In 2006, up to 40 per cent of FAR was the maximum payable to senior executives (50 per cent for the Chief Executive Officer) as STI, of which 25 per cent related to performance against individual objectives and 15 per cent related to the return on capital and earnings per share performance during the 2006 year. For the Chief Executive Officer’s STI, 30 per cent relates to performance against individual objectives and 20 per cent relates to return on capital and earnings per share performance. The STI is designed to encourage high performance and link senior executive remuneration to financial returns achieved by the Company.

Performance against individual objectives links achievement to reward for senior executives to meet or exceed measurable objectives in their work. Specific tasks and objectives relate to AWAC joint venture matters and strategy, including funding and dividend policy of AWAC, capital management and dividends which ultimately support Alumina Limited’s objectives and shareholder interests.

The objective of completing the commercial, dividend distribution and funding arrangements relating to the AWAC joint venture was achieved during 2006. This ensured Alumina’s participation in AWAC’s growth projects, and the distribution of franking credits from Alcoa of Australia, and provided the flexibility to increase returns to shareholders.

Performance of senior executives is measured against a scorecard of agreed objectives and targets. Individual performance against the measures was assessed for each senior executive for 2006 and an average of 22 per cent of FAR was awarded for this component of STI to Messrs Dean and Foster and 28 per cent of FAR awarded to Mr Marlay.

The STI reward attributed to the Company performance for 2006 was 11 per cent of FAR for Messrs Dean and Foster (15 per cent for Mr Marlay). This reflected Company performance in relation to the AWAC Operating Plan return on capital and Company earnings per share.

Company earnings per share, AWAC return on capital and individual performance objectives provide an incentive to achieve high levels of personal performance and contribute to high levels of Company performance. The AWAC return on capital and Company earnings per share measures have been used as a performance hurdle in the STI plan because they are considered an appropriate means of measuring Company performance. The STI is paid in December in respect of the performance within that year.

From January 2007, the Company will operate a short term incentive equity conversion plan (“STI Equity Plan”) for senior executives and other eligible employees. Under the STI Equity Plan, participants may elect to apply all or a portion of their short-term incentive to the acquisition of Company shares (which are purchased on market), with all costs of acquisition being borne by the participant. In addition, to the extent an eligible employee elects to acquire Company shares under the STI Equity Plan, they will, upon continuing to be employed by the Company for three years from the date of acquiring shares under the STI Equity Plan, receive additional Company shares equal to i) 50 per cent of their Company shares acquired (“Matching Shares”) and ii) shares equal to the amount of dividends that would have been paid on the Matching Shares if they had been acquired at the same time as the initial shares (‘Dividend Equivalent Shares’). The STI Equity Plan will apply to the STI payment made in December 2006.

ii) Long-term Incentives

Senior executives are invited to participate in the Alumina Employee Share Plan (‘ESP’). The ESP is designed to link Alumina Limited employee rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns.

Each year senior executives may be offered (at the Board’s discretion) a conditional entitlement under the ESP to fully paid ordinary shares in the Company (Performance Rights), which are purchased on market. The Performance Rights vest to senior executives at the end of the performance period if certain performance tests are achieved over that performance period.

An initial grant of three tranches of performance rights, approved by the Board in March 2003, covered a three-year period, from 2003 to 2005. The first tranche was tested in December 2003, the second tranche in December 2004 and the third tranche in December 2005. The LTI grant value for senior executives was set at 30 per cent of FAR for the initial grant of three tranches of Performance Rights in March 2003. The LTI grant value was set at 55 per cent for the subsequent grants in January 2004 and January 2005 at the same time as the maximum STI grant was reduced accordingly. The LTI grant was set at 60 per cent for the subsequent grant in January 2006, when the STI percentage for Messrs Dean and Foster was reduced to 40 per cent. The LTI grant value is divided by the prevailing Company share price at the time of the offer to determine the number of Performance Rights offered to senior executives under the ESP.

The performance criteria and testing period for each annual offer under the ESP are determined by the Committee at the time of issue of each tranche of Performance Rights.

Testing period for TSR

If less than 100 per cent of the Performance Rights in a tranche vest when tested initially, a second test is conducted six months after the initial test. No further testing is undertaken after this second test. The second test is considered appropriate in view of the volatility of global commodity prices and exchange rates and the resulting volatility in the Company’s share price. The second test applies only to 50 per cent of the Performance Rights that did not initially vest (for example, if 60 per cent of the Performance Rights initially vest, the second test will apply only to half of the 40 per cent of Performance Rights that did not initially vest). The remaining 50 per cent of the Performance Rights that did not vest will lapse and not be subject to future retesting.

The number of Performance Rights of the retested portion that vest will be determined according to Alumina Limited’s relative TSR performance over the period from the commencement of the performance period to the retest date, according to the same scale used at the initial test (refer to Table [2.0]).

For Performance Rights granted under the ESP from 2007 onwards, the TSR of Alumina Limited will be measured at any time over the 12-month period after completion of the initial three years. The Performance Rights vest only when the TSR Hurdle is met for an average of 20 consecutive trading days commencing on any day over the 12-month period. The number of Performance Rights subject to the TSR Hurdle that vest is determined based on the highest 20-day average TSR performance over the 12 month period.

Entitlements will generally lapse on cessation of employment.

In the event of a change in control, the Board shall determine that any outstanding Performance Rights for which performance hurdles are met at that time shall vest to senior executives. A change of control is generally an entity acquiring unconditionally more than 50 per cent of the issued shares of the Company.

Overview of LTI Performance Condition

TSR

Two comparator group tests are applied to determine the number of Performance Rights which may vest under the ESP, with each accounting for 50 per cent of the maximum possible grant of Performance Rights under the ESP. The performance tests compare

Alumina Limited’s TSR performance with the TSR performance of each of the entities in two comparator groups over the performance period. Results of the performance tests are calculated by a consultant engaged for this purpose.

TSR was chosen as a performance measure as an appropriate means of measuring Company performance as it incorporates both capital growth and dividends.

The comparator groups selected by the Committee include companies that are in similar industries to the Company or compete for capital with the Company, taking into account the size of the Company. The methodology behind Tests 1 and 2 is identical, apart from the difference in the comparator groups. The performance tests are defined as follows:

Test 1 relates to performance of Alumina Limited against a comparator group of 50 Australian-listed entities (i.e. 50 entities/securities excluding Alumina Limited and Property Trusts) (Test 1 – ASX Comparator Group). The composition of the ASX Comparator Group for 2006 is shown in Table 2.1.

Test 2 relates to performance against a comparator group of 30 international metals and mining entities listed on stock exchanges inside and outside Australia (i.e. 30 entities excluding Alumina Limited) (Test 2 – International Comparator Group). The composition of the International Comparator Group for 2006 is shown in table 2.2.

Under the performance tests, the TSR for each entity in the comparator groups and for Alumina Limited is calculated according to a standard methodology determined by remuneration consultants Mercer Human Resource Consulting, engaged for this purpose. The entities (or securities, as appropriate) in the comparator group are then ranked by TSR performance. The number of Performance Rights for which senior executives receive an Alumina Limited Performance Right (i.e. that ‘vest’) is then determined according to the scale in Table 1.0:

TABLE 1.0 LTI VESTING TREATMENT – TSR (UNAUDITED)

Alumina Limited TSR compared to median of comparator group	Vesting
If Alumina Limited’s TSR is less than the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance	0 per cent

If Alumina Limited’s TSR is equal to the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance*	50 per cent

If Alumina Limited’s TSR is equal to or greater than the TSR of the company at the 75th percentile of the comparator group, ranked by TSR performance*	100 per cent

•	If Alumina Limited’s TSR performance is between that of the entities (or securities, as appropriate) at the median (i.e. the 50th percentile) and the 75th percentile of the comparator group ranked by TSR performance, the number of Performance Rights in a tranche that vest will increase by 2 per cent for each 1 per cent by which Alumina Limited’s percentile ranking is higher than the 50th percentile.

For Performance Rights granted under the ESP from 2007 onwards, 50 per cent of the Performance Rights granted will be subject to an earnings per share (‘EPS’) performance hurdle, which involves a comparison between the EPS of Alumina Limited for the financial (calendar) year at the end of the relevant testing period and the average of actual Alumina EPS figures over the four financial years which preceded the financial year during which the Performance Rights were granted (‘Baseline EPS’). For the grant in January 2007, the Baseline EPS, calculated on this basis, is 31.4 cents per share. The Baseline EPS is reset by the Board each year. The remaining 50 per cent of the Performance Rights granted from 2007 are tested against the Company’s TSR performance.

EPS growth is measured by comparing the actual EPS for the financial reporting year during the end of the relevant testing period and the baseline EPS, expressed as a percentage growth.

TABLE 1.1 LTI VESTING TREATMENT – EPS (UNAUDITED)

Alumina Limited earnings per share growth	Vesting
If Alumina Limited’s EPS growth in the year of testing is less than 6 per cent per annum compared with the Baseline EPS	0 per cent

If Alumina Limited’s EPS growth in the year of testing is equal to or greater than 6 per cent per annum compared with the Baseline EPS	50 per cent

If Alumina Limited’s EPS is equal to or greater than 10 per cent per annum compared with the Baseline EPS	100 per cent

If Alumina Limited’s EPS performance is between 6 per cent and 10 per cent, the number of Performance Rights in a tranche that vest will increase by 12.5 per cent for each 1 per cent by which Alumina Limited’s EPS growth is greater than 6 per cent.

For previous grants of Performance Rights which remain current, the relevant comparator group is set out in Tables 2.1 and 2.2.

TABLE 2.1 ASX COMPARATOR GROUP (AUDITED)

Relevant testing years
Company[1]	June 2006[2]	December 2006	2007	2008
Amcor	X	X	X	X
AMP	X	X	X	X
Aristocrat Leisure	X		X	X
ANZ Banking Group	X	X	X	X
Aust. Gas Light	X	X	X	X
AXA Asia Pacific Holdings	X	X	X	X
BHP Billiton	X	X	X	X
BlueScope Steel	X	X	X	X
Boral	X	X	X	X
Brambles Industries	X	X	X	X
Centro Props Group		X	X	X
Caltex Australia				X
CFS Gandel Retail Trust	X
Coca-Cola Amatil	X	X	X	X
Cochlear	X		X
Coles Myer	X	X	X	X
Commonwealth Bank	X	X	X	X
CSL	X	X	X	X
CSR	X
Foster’s Group	X	X	X	X
Harvey Norman Holdings	X	X	X
Insurance Aust. Group	X	X	X	X
Investa Property		X

DIRECTORS’ REPORT

TABLE 2.1 ASX COMPARATOR GROUP (CONTINUED)

Relevant testing years
Company[1]	June 2006[2]	December 2006	2007	2008
James Hardie Inds.	X	X		X
John Fairfax	X	X	X
Leighton Holdings	X	X		X
Lend Lease	X	X	X	X
Lion Nathan	X	X	X
Macquarie Airports			X	X
Macquarie Bank	X	X	X	X
Macquarie Infra Group		X	X	X
Mirvac Group	X	X	X
National Aust. Bank	X	X	X	X
Newcrest Mining	X	X	X	X
Orica	X	X	X	X
Origin Energy	X	X	X	X
Patrick	X
Promina Group		X	X	X
Publishing and Broadcasting	X	X	X	X
Qantas Airways	X	X	X	X
QBE Insurance Group	X	X	X	X
Resmed CDI	X
Rinker		X	X	X
Rio Tinto	X	X	X	X
St George Bank	X	X	X	X
Santos	X	X	X	X
Sonic Healthcare				X
Stockland	X	X	X	X
Suncorp-Metway	X	X	X	X
Symbion Health		X
Tabcorp Holdings	X	X	X	X
Telecom Corp NZ	X	X	X	X
Telstra	X	X	X	X
Toll Holdings		X	X	X
Transurban Group	X		X	X
Wesfarmers	X	X	X	X
Westfield Group	X		X	X
Westfield Holdings		X
Westpac Banking	X	X	X	X
Woodside Petroleum	X	X	X	X
Woolworths	X	X	X	X

[1]	The companies included in the comparator group change from year to year as companies enter or exit the ASX 50 or are delisted.
[2]	This relates to performance rights initially tested in December 2005 and for which 50 per cent was subject to a retest in June 2006.

TABLE 2.2 INTERNATIONAL COMPARATOR GROUP FOR 2006 TEST 2 (AUDITED)

Relevant testing years
Company[1]	June 2006[2]	December 2006	2007	2008
Acerinox	X	X
Alcan	X	X	X	X
Alcoa	X	X	X	X
Anglo American	X	X	X	X
Arcelor (Par)	X	X	X	X
Barrick Gold	X	X	X	X
BHP Billiton Ltd	X	X	X	X
BHP Billiton Plc	X	X	X	X
BlueScope Steel		X	X	X
Cameco		X	X	X
China Steel	X	X	X	X
Corus Group	X		X	X
Dofasco	X
Freeport McMoran	X	X	X	X
Inco	X	X
JFE Holdings	X	X	X	X
Johnson Matthey		X	X	X
Kinross Gold Corp		X
Kobe Steel			X	X
Lonmin	X	X
Mitsui Mining & Smelting	X
Newmont Mining	X	X	X	X
Newcrest Mining				X
Nippon Steel	X	X	X	X
Nucor	X	X	X	X
Phelps Dodge	X	X	X	X
Placer Dome	X	X	X	X
Posco	X	X	X	X
Rio Tinto (Ltd)	X	X	X	X
Rio Tinto (Plc)	X	X	X	X
Sumitomo Metal Mining	X	X	X	X
Sumitomo Metals Inds			X
Teck Cominco	X	X	X	X
ThyssenKrupp		X	X	X
Toyo Seikan	X
US Steel	X	X	X	X

TABLE 2.2 INTERNATIONAL COMPARATOR GROUP FOR 2006 TEST 2 (CONTINUED)

CVRD PNA	X	X	X	X
Worthington Inds	X
Xstrata			X	X

[1]	The companies included in the comparator group change from year to year as companies enter or exit the 30 largest companies in the Metals and Mining group or are delisted.
[2]	This relates to performance rights initially tested in December 2005 and for which 50 per cent was subject to a retest in June 2006.

LTI Results for the 2003 and 2004 ESP grant

The relative performance criteria for the March 2004 ESP grant of performance rights (i.e. for the three years to 21 December 2006) did not equal or exceed the 50th percentile for either comparator group at the first test date of 21 December 2006, and accordingly none of those performance rights vested at that time. For the third tranche of the March 2003 ESP grant, on retesting in June 2006, Alumina’s TSR did not equal or exceed the 50th percentile for either comparator group and none of the performance rights in that tranche vested.

RELATING REWARDS TO PERFORMANCE

The Alumina Limited variable remuneration plans provide incentives for senior executives and also ensure that total annual remuneration is related to the extent to which the performance hurdles under the STI and LTI plans are satisfied. The performance measures used provide a strong link between executive remuneration and Alumina performance and shareholder wealth.

Alumina Limited’s share price from 2003 to 2006 moved through the following ranges:

Table 3.0 indicates various measures of Alumina Limited’s performance, and their relationship to executive remuneration since 2003.

TABLE 3.0 HISTORICAL PERFORMANCE OF ALUMINA LIMITED (AUDITED)

	2006	2005		2004	2003
Dividends declared per share (cents)	22	20		20	23
Percentage change in share price	(15)	25		(10)	30
Net profit after tax	$511m	$316m		$316m	$237m
Earnings per share	43.8	27.1		27.7	20.9
Percentile ranking of TSR against ASX 50	4	48		8	90
Per cent increase in fixed remuneration[2]	5	27		Nil	n/a
Per cent short-term incentive - % of FAR[2]	36	26	[1]	16	52
Per cent long-term incentive[2]	Nil	2		Nil	30

Note Years prior to the Company’s demerger in December 2002 are not included.

[1]	Percentage is calculated by reference to FAR as at 31 December 2005.
[2]	Represents the average applicable to senior executives.

Alumina Limited’s profit has increased by 115 per cent from 2003 to 2006. Total shareholder returns for the four years consists of dividends declared of 82 cents per share and the share price increase of 30 per cent.

The LTI component and part of the STI component of senior executive remuneration are tied to Company performance. Over the period from 2003 to 2006, Alumina Limited has created significant value for shareholders by adding to its interest in AWAC, ensuring Alumina Limited participates in AWAC expansion projects, implementing new AWAC funding and dividend arrangements, contributing to the strategic direction of AWAC and implementing effective capital management for Alumina Limited shareholders. The performance of the Company is measured by TSR and growth in the Company’s profit. Over the period from 2003 to 2006, STI and LTI outcomes for senior executives have been aligned to TSR performance and STI outcomes have also been linked to personal objectives and return on capital and earnings per share, which contribute to increased shareholder value. In future, LTI outcomes will be aligned to TSR performance and will also be related to earnings per share, which directly reflects changes in shareholder wealth.

For the STI, Company performance has been measured using AWAC Operating Plan return on capital for the 12-month performance period and an earnings per share target for Alumina Limited based on the AWAC Operating Plan and Alumina Limited’s corporate budget for the period in 2006. In 2006, performance against these measures reached threshold levels, which meant for senior executives the STI award for this component was 11 per cent (15% for the CEO).

SUPERANNUATION (UNAUDITED)

All Alumina Limited employees are members of the Alumina Superannuation Fund, an accumulation fund, or a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9 per cent of an employee’s fixed annual remuneration.

OPTION PLANS (UNAUDITED)

Alumina Limited does not have any ongoing option plans available to non-executive Directors, executives and senior managers (including executive Directors) or employees.

NON-EXECUTIVE DIRECTOR REMUNERATION POLICY (AUDITED)

Alumina Limited’s non-executive Directors receive a fee for fulfilling their Directors duties. No additional fees are paid to Directors for participating on Board Committees. Non-executive Directors’ fees are reviewed annually and are determined by the Committee based on comparative analysis and advice from remuneration consultants, and take into account the Directors’ responsibilities and time spent on Company business. The level of fees reflects the need to attract Directors with the necessary skills and experience. In accordance with recommendation 9.3 of the ASX Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations, Non-executive Directors do not receive any performance-related remuneration and do not participate in the ESP. Directors are also required to direct at least 10 per cent of their fees to purchase Company shares.

Total remuneration for non-executive Directors is determined by resolution of shareholders. The maximum aggregate remuneration approved for Directors is $950,000 per annum. A total of $675,962 was paid in non-executive Director fees in 2006.

In 2006, the Committee approved an increase in non-executive Directors’ fees of 5.5 per cent, effective from 1 January 2007. This review considered non-executive Director fee levels of comparable companies and targeted fee levels at the third quartile.

The Directors agreed to continue the practice of not paying additional fees for committee membership or chairmanship of committees. Non-executive Directors’ remuneration details are set out in Table 6.1.

Non-executive Director Retirement Benefits

Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution, which for 2006 in 9 per cent of their fees to a maximum of $12,413 for the Chairman and $9,900 for other non-executive Directors, but do not receive any other retirement benefits.

Non-executive Director Share Acquisitions

Alumina Limited’s non-executive Directors participate in a share plan that requires the Directors to allocate a minimum of 10 per cent of their annual fees to acquiring shares in the Company. Those shares are purchased on-market on behalf of the Directors. Shares are not allocated on performance but in lieu of receiving cash remuneration. The non-executive Directors have the option to increase, above the minimum, the proportion of their remuneration they receive as shares. There are no discounts provided to Directors for the acquisition of shares under the plan. All costs associated with acquiring shares are borne by the Director. It is Company policy that Directors hold shares in the Company having a value approximately equal to their annual fees by the expiry of their first term as a Director. Participation in the plan further aligns the Directors’ interests with those of shareholders.

CHIEF EXECUTIVE OFFICER REMUNERATION (AUDITED)

Terms

In December 2005, Mr. Marlay entered into a new employment contract with a FAR of $850,000 per annum, as STI of up to 50 per cent of FAR (with ‘at target’ performance likely to achieve 30-42 per cent), and a grant of Performance Rights at the Board’s discretion with a value up to 75 per cent of FAR per annum (which will vest according to the extent to which the ESP plan performance tests are satisfied. This contract reflected changes in CEO remuneration practices in the market, where there is both a higher proportion of at risk remuneration and greater weighting to long-term incentives.

In 2006, Mr Marlay was awarded an STI of $365,500 equivalent to 43 per cent of his FAR. The payment comprised 28 per cent relating to performance against individual objectives and 15 per cent for Company performance for 2006.

Under the ESP Plan, the Company’s TSR did not exceed the 50th percentile for the 72,500 Performance Rights that were tested in December 2006 therefore, none of those Performance Rights vested to Mr Marlay. Fifty per cent of those rights will be subject to a retest in June 2007. In June 2006, none of Mr Marlay’s 24,450 Performance Rights vested upon a retest of those rights, previously tested in December 2005, and accordingly they lapsed.

The fees in relation to Mr Marlay’s position as non executive director of Incitec Pivot Ltd are paid to the Company.

Retirement and Termination Benefits

Under Mr Marlay’s employment contract, which does not have a fixed term, either party may terminate the contract upon giving 12 month’s notice. The Company may make a payment in lieu of some or all of the 12-month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as ‘base remuneration’. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

If Mr Marlay’s employment is terminated on the basis of redundancy of the position or by Mr Marlay giving written notice to Alumina Limited in the event of a Significant Change [which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Marlay, or if Alumina Limited decides the position is no longer required and suitable alternative employment is not offered or Mr Marlay does not accept other employment within Alumina or another employer], then Mr Marlay is entitled to:

>	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service);

>	the greater of six months base remuneration (being FAR and the at-target STI) or the aggregate of; a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed year of service and an additional severance payment of 13 weeks.

Mr Marlay is not entitled to the payment outlined above where the reason for a Significant Change is poor performance or inability to fulfil agreed responsibilities. Mr Marlay is not entitled to retirement benefits other than superannuation entitlements.

AMOUNTS OF REMUNERATION (AUDITED)

Details of remuneration of the Directors and key management personnel (as defined in AASB 124 Related Party Disclosures) of Alumina Limited and the Group are set out in the following tables.

The key management personnel of Alumina Limited includes the Directors as per pages 47-48, and the following senior executive officers:

>	Ken Dean – Chief Financial Officer
>	Stephen Foster – General Counsel/Company Secretary

The key management personnel of the Group are the same people as above.

DIRECTORS’ REPORT

TABLE 4.0 CEO’S REMUNERATION (AUDITED)

	John Marlay* Chief Executive Officer
	2006 $	2005 $
Short-term benefits
Fixed remuneration – cash[1]	831,244	727,638
Short-term incentive[2]	365,500	217,500
Non-monetary benefits	n/a	n/a

Post-employment
Superannuation – Company contributions[3]	18,756	11,862
Retirement benefits	n/a	n/a

Equity
Performance Rights[4]	311,452	200,821
Total remuneration	1,526,952	1,157,821

*	Mr Marlay is an executive Director of Alumina Limited.
[1]	Fixed remuneration is the total cost of salary, exclusive of superannuation.
[2]	Short-term incentive reflects the cash value paid for the years ended 31 December 2006 and 31 December 2005.
[3]	Superannuation contributions reflect the Superannuation Guarantee payment.
[4]	The value of Performance Rights is calculated in accordance with AASB 2, which is a difference basis to that of Table 5.1.

Service Agreements – Messrs Dean, Foster

In addition to Mr Marlay, Alumina Limited has entered into a service contract with each other senior executive. The contracts are not fixed-term, and each provides for the following:

1.	Remuneration and employment conditions.

2.	Power and duties.

3.	External activities; the fees in relation to Mr Dean’s position as non-executive director of Santos Ltd are paid to the Company.

4.	If Mr Dean or Mr Foster’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to their status and/or responsibilities which is detrimental to them, or if Alumina Limited decides their position is no longer required and suitable alternative employment is not offered or if they do not accept other employment), then Mr Dean or Mr Foster (as relevant) are entitled to:

>	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service);

>	the greater of six months Base Remuneration (being FAR and the at target STI) or the aggregate of; a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed years of service and an additional severance payment of 13 weeks.

Mr Dean and Mr Foster are not entitled to the payment outlined above where the reason for a significant change is poor performance or inability to fulfil agreed responsibilities. Mr Dean and Mr Foster are not entitled to retirement benefits other than superannuation entitlements.

5. A requirement that the Company provides six months notice to terminate the contract and the senior executive provide three months written notice of termination.

In addition to any entitlements conferred on them by their service contract, each senior executive is also entitled to receive, on termination of employment, their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. Each other executive is not entitled to receive any other additional termination payments, other than those previously mentioned and any vesting of shares under the ESP.

TABLE 4.1 MOST HIGHLY REMUNERATED EXECUTIVES (AUDITED)

	Ken Dean* Chief Financial Officer		Robert Davies* Chief Financial Officer 1 January 2005 to 31 October 2005		Stephen Foster General Counsel/ Company Secretary
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
Short-term benefits
Fixed remuneration – cash[1]	527,588	102,515	—	354,411	337,588	293,221
Short-term incentive[2]	172,800	n/a	—	120,000	119,000	91,000
Other short-term employee benefits	—	—	—	—	9,835	—

Post employment
Superannuation – Company contributions[3]	12,412	2,023	—	9,839	12,412	1,862
Retirement benefits	n/a	n/a	—	n/a	n/a	n/a

Equity
Performance Rights[4]	74,945	n/a	—	(77,486)	109,794	74,788
Total remuneration	787,745	104,538	—	406,764	588,629	470,871

Total for most highly remunerated executives	2006 $	2005 $
Total short-term benefits	1,166,811	961,147
Total post employment	24,824	23,724
Total share-based payment	184,739	(2,698)
Total remuneration	1,376,374	982,173

*	Mr Davies was an alternate Director for Mr Rayner until 31 October 2005. Mr Dean was an alternate Director for Mr Rayner from 1 January 2006 and remained so for the entire year. Mr Dean commenced employment with Alumina Limited as Chief Financial Officer elect on 24 October 2005.
[1]	Fixed remuneration is the total cost of salary exclusive of superannuation.
[2]	Short-term incentive (STI) reflects the cash value paid for the years ended 31 December 2006 and 31 December 2005.
[3]	Superannuation benefits reflect the Superannuation Guarantee payment.
[4]	The value of Performance Rights is calculated in accordance with AASB 2, which is a different basis to that of table 5.1.

DIRECTORS’ REPORT

TABLE 4.2 INCENTIVES – MOST HIGHLY REMUNERATED EXECUTIVES (AUDITED)

	John Marlay Chief Executive Officer %	Ken Dean Chief Financial Officer %	Stephen Foster General Counsel/ Company Secretary %
Short-term incentive
Percentage paid	86.00	80.00	85.00
Percentage forfeited	14.00	20.00	15.00

Long-term incentive
Percentage vested
June 2006	—	n/a	—
December 2006	—	n/a	—
Percentage forfeited
June 2006	50	n/a	50
December 2006	50	n/a	50

Percentage of remuneration
Comprising variable remuneration	44.33	31.44	39.53

TABLE 5.0 DETAILS OF PERFORMANCE RIGHTS GRANTED AS REMUNERATION (AUDITED)

	Rights
	Number		Date of grant	% vested in 2006	% forfeited in 2006	Performance Rights yet to vest	Financial year in which grants may vest	Value of rights outstanding 31/12/2006
								$ Min[2]	$ Max[3]
John Marlay	48,900	[1]	Mar 03	—	50	—		—	—
	72,500		Jan 04	—	50	36,250	2006	—	109,113
	70,600		Jan 05	—	—	70,600	2007	—	259,808
	99,300		Jan 06	—	—	99,300	2008	—	453,801
Ken Dean	50,500		Jan 06	—	—	50,500	2008	—	230,785
Stephen Foster	18,200	[1]	Mar 03	—	50	—	2006	—	—
	27,000		Jan 04	—	50	13,500	2006	—	40,635
	26,300		Jan 05	—	—	26,300	2007	—	96,784
	32,800		Jan 06	—	—	32,800	2008	—	149,896

[1]	These rights were initially tested in December 2005.
[2]	The minimum value of the grant is $nil if the performance conditions are not met.
[3]

Maximum value has been calculated by reference to valuations determined on the basis as outlined in Note (A) to table 5.1. The terms of Performance Rights granted to John Marlay, Ken Dean and Stephen Foster were not altered during the 2006 year.

The terms and conditions of each grant of Performance Rights affecting remuneration in the previous, this or future reporting periods are as follows:

(AUDITED)

Grant date	End of performance period[1]	Value per Performance Right at grant date[2]
26/03/2003	3/12/2004	2.49
26/03/2003	3/12/2005	2.49
19/01/2004	21/12/2006	3.01
25/01/2005	16/12/2007	3.68
25/01/2006	7/12/2008	4.57

[1]

End of performance period is the date the performance of the Company is measured against the performance criteria. If the Company fails to meet the minimum performance criteria then 50 per cent of the Performance Rights are forfeited and 50 per cent are subject to a retest in six months time.

[2]

Value per Performance Right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the Performance Rights vest.

DIRECTORS’ REPORT

TABLE 5.1 VALUE OF PERFORMANCE RIGHTS (UNAUDITED)

Director/ senior executives	[A] Value - Granted in 2006 Performance Rights $	[B] Value - Vested in 2006 Performance Rights $	[C] Value - Lapsed in 2006 Performance Rights $	[D] Total of Columns Performance Rights A+B-C $	[E] Value as proportion of remuneration %
John Marlay	453,801	—	(169,992)	283,809	19
Ken Dean	230,785	—	—	230,785	29
Stephen Foster	149,896	—	(63,294)	86,602	15

Table 5.1 shows the total value of any Performance Rights granted, exercised and lapsed in the year in relation to Directors and senior executives based on the following assumptions:

[A]	The value of Performance Rights granted in the year reflects the value of a Performance Right, times the number of Performance Rights granted during 2006. Performance Rights were valued independently by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model that accomodates features associated with Alumina Limited’s ESP such as exercise, forfeiture and performance hurdles. The rights are those granted in January 2006.
[B]	The value of Performance Rights vesting is determined by the number of vested rights multiplied by the market price at the vesting date.
[C]	The value applicable to Performance Rights at lapse date has been determined by using the fair value as calculated by Mercer Finance and Risk Consulting multiplied by the number of rights lapsed.
[D]	The total value is the sum of the value of Performance Rights granted during 2006, plus the value of Performance Rights vested during 2006, less the value of Performance Rights that lapsed during 2006.

TABLE 6.0 NON-EXECUTIVE DIRECTORS’ REMUNERATION (AUDITED)

	Don Morley		Peter Hay		Ron McNeilly		Mark Rayner
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
Short-term benefits
Fees - cash[1]	258,750	191,250	94,875	—	86,250	82,500	98,710	99,000
Value of shares acquired in lieu of fees[2]	28,750	21,250	20,125	110,000	28,750	27,500	16,290	11,000

Post employment
Superannuation Guarantee	12,412	19,125	10,350	9,900	10,350	9,900	10,350	9,900
Retirement benefit accrued	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Remuneration	299,912	231,625	125,350	119,900	125,350	119,900	125,350	119,900

[1]	Directors’ fees are fixed and relate to their participation on the Board. Directors do not receive a separate fee for participation on a Board Committee.
[2]

Directors are required to sacrifice a minimum of 10 per cent of their fixed remuneration in Company shares. The Directors have the discretion to vary the amount of fixed remuneration they apply to acquiring shares.

TABLE 7.0 NON-EXECUTIVE DIRECTOR SHAREHOLDINGS 2006 (AUDITED)

	Balance of shares as at 1 January 2006[1]	Shares acquired during the year in lieu of salary[2]	Other shares acquired during the year	Balance of shares held at 31 December 2006[1]
Don Morley	417,344	3,650	—	420,994
Peter Hay	31,700	9,512	—	41,212
Ron McNeilly	27,370	4,063	—	31,433
Mark Rayner	28,094	1,626	—	29,720

NON-EXECUTIVE DIRECTOR SHAREHOLDINGS 2005 (AUDITED)

	Balance of shares as at 1 January 2005[3]	Shares acquired during the year in lieu of salary[2]	Other shares acquired during the year	Balance of shares held at 31 December 2005[3]
Don Morley	413,796	3,548	—	417,344
Peter Hay	15,430	16,270	—	31,700
Ron McNeilly	23,304	4,066	—	27,370
Mark Rayner	26,467	1,627	—	28,094

[1]	Balance of shares held at 1 January 2006 and 31 December 2006 include directly held, and nominally held shares, and shares held by personally related entities.
[2]	Non-executive Directors are required to allocate a minimum of 10 per cent of their fees per annum to acquire shares in the Company.
[3]	Balance of shares held at 1 January 2005 and 31 December 2005 includes directly held, and nominally held shares and shares held by personally related entities.

DIRECTORS’ REPORT

TABLE 8.0 SENIOR EXECUTIVES – HOLDINGS OF PERFORMANCE RIGHTS 2006 (AUDITED)

Specified Executives	John Marlay	Ken Dean	Stephen Foster
Type of equity-based instrument	Performance Rights	Performance Rights	Performance Rights
Number held at 1 January 2006[1]	167,550	—	62,400
Number granted during the year as remuneration[2]	99,300	50,500	82,800
Number vested during the year	—	—	—
Number lapsed during the year[3]	(60,700)	—	(22,600)
Number exercised during the year	—	—	—
Number held at 31 December 2006	206,150	50,500	72,600

[1]	Includes the number of Performance Rights granted that were subject to testing in June 2006, December 2006 and December 2007 but not yet vested.
[2]	Performance Rights granted in January 2006 for the three-year performance test period concluding in December 2008.
[3]

Performance Rights conditions were not met for the January 2004 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be retested in June 2007. In addition, Tranche 3 of the March 2003 grant retested in June 2006 lapsed.

TABLE 8.1 SENIOR EXECUTIVES – HOLDINGS OF PERFORMANCE RIGHTS AND OPTIONS 2005 (AUDITED)

Specified Executives	John Marlay		Robert Davies		Stephen Foster		Ken Dean
Type of equity-based instrument	Share Option	Performance Rights	Share Option	Performance Rights	Share Option	Performance Rights	Share Option	Performance Rights
Number held at 1 January 2005[1]	—	144,750	50,000	74,300	—	53,900	—	—
Number granted during the year as remuneration[2]	—	70,600	—	36,500	—	26,300	—	—
Number vested during the year	—	(5,838)	—	(3,000)	—	(2,175)	—	—
Number lapsed during the year[3]	—	(41,962)	—	(107,800)	—	(15,625)	—	—
Number exercised during the year	—	—	(50,000)	—	—	—	—	—
Number held at 31 December 2005	—	167,550	—	—	—	62,400	—	—

[1]	Includes the number of Performance Rights granted that were subject to testing in June 2005, December 2005 and December 2006 but not yet vested.
[2]	Performance Rights granted in January 2005 for the three-year performance test period concluding in December 2007.
[3]

Performance Rights conditions were not met for Tranche 3 of the March 2003 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be retested in June 2006. In addition, a portion of Tranche 2 of the March 2003 grant tested in June 2005 lapsed. Mr. Davies’ remaining Performance Rights lapsed on his resignation on 31 October 2005.

[4]	Mr. Davies exercised his options and sold the shares he obtained from exercising his options.

TABLE 8.2 DIRECTOR AND SENIOR EXECUTIVE PERFORMANCE RIGHTS GRANTED AND VESTED (AUDITED)

Name	Number of Performance Rights granted during year		Number of Performance Rights vested during year
	2006	2005	2006	2005[1]
Directors
John Marlay	99,300	70,600	—	5,838
Other key management personnel
Robert Davies	—	36,500	—	3,000
Stephen Foster	32,800	26,300	—	2,175
Ken Dean	50,500	—	—	—

[1]

Performance Rights that vest result in the applicable shares being held on trust for the employee by the Alumina Employee Share Plan Pty Ltd. When exercisable, each right is convertible to one ordinary share in Alumina Limited.

DIRECTORS’ REPORT

TABLE 9.0 SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2006 (AUDITED)

	Balance of shares as at 1 January 2006[2]	Shares acquired during the year	Shares acquired during the year through the exercise of options	Shares acquired during the year under Employee Share Plan[3]	Shares sold during the year	Balance of shares held at 31 December 2006[2]
John Marlay	90,338	—	—	—	—	90,338
Stephen Foster	28,675	—	—	—	—	28,675
Ken Dean[1]	—	—	—	—	—	—

SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2005 (AUDITED)

	Balance of shares as at 1 January 2005[5]	Shares acquired during the year	Shares acquired during the year through the exercise of options		Shares acquired during the year under Employee Share Plan[3]	Shares sold during the year	Balance of shares held at 31 December 2005[5]
John Marlay	84,500	—	—		5,838	—	90,338
Robert Davies	90,762	—	50,000	[4]	3,000	(143,762)	—
Stephen Foster	26,500	—	—		2,175	—	28,675
Ken Dean	—	—	—		—	—	—

[1]	Mr Dean acquired 9,741 ordinary shares in the Company in February 2007 pursuant to the STI equity plan.
[2]

Balance of shares held at 1 January 2006 and 31 December 2006 include directly held, and nominally held shares, and shares held by personally related entities. Mr Davies was not an employee of the Company as at 31 December 2005.

[3]	Does not include Performance Rights granted under the ESP but not vested.
[4]	Mr Davies exercised 50,000 options issued prior to the Company’s demerger and sold the shares acquired on exercise.
[5]	Balance of shares held at 1 January 2005 and 31 December 2005 include directly held, and nominally held shares, and shares held by personally related entities.

This report is made in accordance with a resolution of the Directors.

DON M MORLEY >CHAIRMAN	JOHN MARLAY >CHIEF EXECUTIVE OFFICER

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the audit of Alumina Limited for the year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

PRICEWATERHOUSECOOPERS 9 MARCH 2007	TIM GOLDSMITH PARTNER MELBOURNE

>CONCISE FINANCIAL REPORT

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2006

	$ MILLION
	2006	2005
Revenue from continuing operations	1.4	4.0
General and administrative expenses	(10.7)	(10.2)
Finance costs	(25.1)	(15.3)
Share of net profits of associates accounted for using the equity method	546.6	337.1

Profit before income tax	512.2	315.6
Income tax expense	(1.1)	—

Profit attributable to members of Alumina Limited	511.1	315.6

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	43.8c	27.1c
Diluted earnings per share	43.8c	27.1c

CONCISE

FINANCIAL REPORT

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2006

	$ MILLION
	2006	2006
CURRENT ASSETS
Cash and cash equivalents	169.0	15.2
Receivables	0.1	0.5
Deferred tax assets	2.1	2.1
Other financial assets	—	0.5

Total current assets	171.2	18.3

NON-CURRENT ASSETS
Investments accounted for using the equity method	2,186.2	1,994.9
Property, plant and equipment	0.2	0.3

Total non-current assets	2,186.4	1,995.2

TOTAL ASSETS	2,357.6	2,013.5

CURRENT LIABILITIES
Payables	12.7	3.1
Interest-bearing liabilities	380.2	478.7
Current tax liabilities	1.1	—
Provisions	0.1	0.1
Other	0.7	1.2

Total current liabilities	394.8	483.1

NON-CURRENT LIABILITIES
Interest-bearing liabilities	207.9	—
Provisions	0.3	0.2

Total non-current liabilities	208.2	0.2

TOTAL LIABILITIES	603.0	483.3

NET ASSETS	1,754.6	1,530.2

EQUITY
Parent entity interest:
Contributed equity	425.8	415.7
Treasury shares	(0.6)	(0.6)
Reserves:
- Group	30.6	41.4
- Associates	(15.3)	37.5
Retained profits:
- Group	861.1	608.7
- Associates	453.0	427.5

TOTAL EQUITY	1,754.6	1,530.2

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2006

	$ MILLION
	2006	2005
Total equity at the beginning of the year	1,530.2	1,411.9

Adjustment on adoption of AASB 2, net of tax, to Reserves	—	(0.2)
Adjustment on adoption of AASB 139, net of tax, to Reserves	—	35.6
Changes in the fair value of cash flow hedges, net of tax[1]	(52.8)	—
Exchange differences on translation of foreign operations	(11.3)	(11.5)

Net income recognized directly in equity	[64.1 ]	23.9
Profit for the year	511.1	315.6

Total income and expense recognised in equity and profit during the year	447.0	339.5

Transactions with equity holders in their capacity as equity holders:
Contributions of equity, net of transaction costs	10.1	11.6
Movement in share-based payments reserve	0.5	—
Dividends paid	(233.2)	232.8

	(222.6)	221.2

Total equity at the end of the financial year	1,754.6	1,5302

1	Short-term AWAC energy price hedging, principally natural gas and fuel oil

CONCISE

FINANCIAL REPORT

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2006

	$ MILLION
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and service tax)	(10.5)	(14.3)
GST refund received	0.6	0.5
Dividends received from associates	521.1	95.9
Interest received	1.4	4.5
Interest paid	(15.7)	14.3
Income taxes paid	—	0.1
Other	—	(0.4)

Net cash inflow from operating activities	496.9	72.0

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for investment in associates	(259.2)	(8.2)

Net cash outflow from investing activities	(259.2)	(8.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares	10.1	11.6
Proceeds from borrowings	391.3	52.8
Repayment of borrowings	(252.4)	—
Dividends paid	(233.2)	(232.8)

Net cash outflow from financing activities	(84.2)	(168.4)

Net increase/(decrease) in cash and cash equivalents	153.5	(104.6)
Cash and cash equivalents at the beginning of the financial year	15.2	117.9
Effects of exchange rate changes on cash and cash equivalents	0.3	1.9

Cash and cash equivalents at the end of the financial year	169.0	15.2

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE CONCISE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

This Concise Financial Report relates to the consolidated entity consisting of Alumina Limited and the entities it controlled at the end of, or during the year ended 31 December 2006. The accounting policies adopted have been consistently applied to all years presented.

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the ‘rounding off’ of amounts in financial reports. Amounts in the Concise Financial Report have been rounded off in accordance with the Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

NOTE 1

FINANCIAL REPORTING BY SEGMENT

A	Business segments

Years ended 31 December 2006 and 31 December 2005

Alumina Limited’s primary assets are its 40 per cent interest in the series of operating entities forming AWAC. The company operates in the alumina/aluminium business through its equity interests in AWAC.

CONCISE

FINANCIAL REPORT

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE CONCISE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

NOTE 1

FINANCIAL REPORTING BY SEGMENT (CONTINUED)

B	Geographical segments

Year ended 31 December 2006

	$ Million
Consolidated	Australia	North America	Europe	Caribbean, South America, Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	1.4	—	—	—	1.4

Consolidated revenue					1.4

Investments in associates	1,020.7	406.6	49.6	709.3	2,186.2
Segment assets	165.2	1.2	5.0	—	171.4
Segment liabilities	601.9	—	1.1	—	603.0

Consolidated net assets					1,754.6

Acquisitions of non-current assets	—	—	—	259.2	259.2

Total acquisitions of non-current assets					259.2

Year ended 31 December 2006
	$ Million
Consolidated	Australia	North America	Europe	Caribbean, South America, Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	4.0	—	—	—	4.0

Consolidated revenue					4.0

Investments in associates	1,030.2	356.0	54.8	553.9	1,994.9
Segment assets	12.6	1.3	4.7	—	18.6
Segment liabilities	483.2	0.1	—	—	483.3

Consolidated net assets					1,530.2

Acquisitions of non-current assets	—	—	—	—	—

Total acquisitions of non-current assets					—

*	Predominantly includes assets in Jamaica, Brazil, Suriname and Guinea.
**	The Group had no sale of goods and services for the year; therefore no segment revenue is disclosed.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE CONCISE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

NOTE 2

DIVIDENDS

	$ MILLION
	2006	2005
Interim dividend No. 54 of 10 cents fully franked at 30% per fully paid share declared 3 August 2006 and paid 4 September 2006 [2005: 10 cents fully franked at 30% per fully paid share, paid on 31 October 2005].	116.6	116.5

Final dividend No. 53 of 10 cents fully franked at 30% per fully paid share, paid on 31 March 2006 [2005: 10 cents franked to 7.5 cents at 30% per fully paid share paid on 31 March 2005].	116.6	116.3

	233.2	232.8

Dividends paid per share	20.0c	20.0c

A Dividends paid during the year
Dividend No. 54, paid on 4 September 2006, was the interim dividend for 2006. Dividend No. 53, paid on 31 March 2006, was the final dividend for 2005.

B Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have declared a final dividend No. 55 of 12 cents a share fully franked, declared 1 February 2007 and payable on 9 March 2007. The aggregate amount of the proposed dividend expected to be paid out of retained profits at 31 December 2006, but not recognised as a liability at year end is $140.1 million.

C Franked Dividends
The fully franked dividends received from Alcoa of Australia Limited in the financial year were:	510.8	411.6

Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:

Class ‘C’ [30%] franking credits available for subsequent financial years, based on a tax rate of 30%	212.5	93.5

NOTE 3

EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

There have been no significant transactions or events since 31 December 2006.

CONCISE

FINANCIAL REPORT

ALUMINA LIMITED AND CONTROLLED ENTITIES

DIRECTORS’ DECLARATION

The Directors declare that in their opinion, the Concise Financial Report of the consolidated entity for the year ended 31 December 2006 as set out on pages 71-77 complies with Accounting Standard AASB 1039: Concise Financial Reports.

The Concise Financial Report is an extract from the full Financial Report for the year ended 31 December 2006. The financial statements and specific disclosures included in the Concise Financial Report have been derived from the full Financial Report.

The Concise Financial Report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full Financial report, which is available on request.

This declaration is made in accordance with a resolution of the directors.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by Section 295 of the Corporations Act 2001.

DON MORLEY	JOHN MARLAY
>CHAIRMAN	>CHIEF EXECUTIVE OFFICER

9 MARCH 2007

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ALUMINA LIMITED

MATTERS RELATING TO THE ELECTRONIC PRESENTATION OF THE AUDITED FINANCIAL REPORT

This audit report relates to the concise financial report of Alumina Limited (the company) for the financial year ended 31 December 2006 included on Alumina Limited’s web site. The company’s directors are responsible for the integrity of the Alumina Limited’s web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the concise financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the concise financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited concise financial report to confirm the information included in the audited concise financial report presented on this web site.

AUDIT OPINION

In our opinion, the concise financial report of Alumina Limited for the year ended 31 December 2006 complies with Australian Accounting Standard AASB 1039:

Concise Financial Report.

This opinion must be read in conjunction with the rest of our audit report.

SCOPE

The concise financial report and directors’ responsibility

The concise financial report comprises the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity, notes to the financial statements, and the directors’ declaration for Alumina Limited for the year ended 31 December 2006.

The directors of the company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: Concise Financial Reports.

Audit approach

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We also performed an independent audit of the full financial report of the company for the financial year ended 31 December 2006. Our audit report on the full financial report was signed on x March 2007, and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: Concise Financial Reports.

We formed our audit opinion on the basis of these procedures, which included:

>	testing that the information included in the concise financial report is consistent with the information in the full financial report, and

>	examining, on a test basis, information to provide evidence supporting the amounts, and other disclosures in the concise financial report which were not directly derived from the full financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the concise financial report.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PRICEWATERHOUSECOOPERS

TIM GOLDSMITH	MELBOURNE
PARTNER	9 MARCH 2007

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2007 – 11AWC

Attached, in accordance with Listing Rule 4.7, is a copy of Alumina Limited’s Financial Annual Report 2006 that will be distributed to shareholders today.

Stephen Foster	Alumina Limited
Company Secretary	ABN 85 004 820 419

30 March 2007	GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

ALUMINA LIMITED

(ABN 85 004 820 419)

AND CONTROLLED ENTITIES

FINANCIAL REPORT FOR THE YEAR ENDED

31 DECEMBER 2006

ALUMINA LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2006

The financial report covers both Alumina Limited as an individual entity and the consolidated entity of Alumina Limited and its subsidiaries. The financial report is presented in the Australian currency.

Alumina Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Alumina Limited, Level 12, IBM Centre, 60 City Road, Southbank Victoria 3006.

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 10-17 and in the directors’ report on page 48, both of which are not part of this financial report.

The financial report was authorised for issue by the directors on 9 March 2007. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available at our Shareholders’ Centre on our website: www.aluminalimited.com.

ALUMINA LIMITED AND CONTROLLED ENTITIES

INCOME STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2006	2005	2006	2005
Revenue from continuing operations	4	1.4	4.0	512.1	416.9
Other income	5	—	—	29.4	—
General and administrative expenses		(10.7)	(10.2)	(10.5)	(10.2)
Other expenses	6	—	—	—	(26.2)
Finance costs	6(a)	(25.1)	(15.3)	(25.3)	(15.5)
Share of net profits of associates accounted for using the equity method	12(h)	546.6	337.1	—	—

Profit before income tax		512.2	315.6	505.7	365.0
Income tax expense	7(a)	(1.1)	—	—	—

Profit attributable to members of Alumina Limited		511.1	315.6	505.7	365.0

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	8	43.8c	27.1c
Diluted earnings per share	8	43.8c	27.1c

The above income statements should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

BALANCE SHEETS AS AT 31 DECEMBER 2006

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2006	2005	2006	2005
CURRENT ASSETS
Cash and cash equivalents	10	169.0	15.2	162.7	8.9
Receivables	11	0.1	0.5	67.1	0.2
Deferred tax assets		2.1	2.1	2.1	2.1
Other financial assets		—	0.5	—	0.5

Total current assets		171.2	18.3	231.9	11.7

NON-CURRENT ASSETS
Investments accounted for using the equity method	12	2,186.2	1,994.9	1,037.7	1,037.7
Other financial assets	13	—	—	837.1	837.1
Property, plant and equipment	14	0.2	0.3	0.2	0.3

Total non-current assets		2,186.4	1,995.2	1,875.0	1,875.1

TOTAL ASSETS		2,357.6	2,013.5	2,106.9	1,886.8

CURRENT LIABILITIES

Payables	15	12.7	3.1	12.7	184.7
Interest-bearing liabilities	16	380.2	478.7	380.2	478.7
Current tax liabilities		1.1	—	—	—
Provisions	17	0.1	0.1	0.1	0.1
Other		0.7	1.2	0.6	1.1

Total current liabilities		394.8	483.1	393.6	664.6

NON-CURRENT LIABILITIES
Interest-bearing liabilities	16	207.9	—	207.9	—
Provisions	18	0.3	0.2	0.3	0.2

Total non-current liabilities		208.2	0.2	208.2	0.2

TOTAL LIABILITIES		603.0	483.3	601.8	664.8

NET ASSETS		1,754.6	1,530.2	1,505.1	1,222.0

EQUITY
Parent entity interest:
Contributed equity	19	425.8	415.7	425.8	415.7
Treasury shares	21(f)	(0.6)	(0.6)	—	—
Reserves:
- Group		30.6	41.4	241.5	241.0
- Associates	12(d)	(15.3)	37.5	—	—
Retained profits:
- Group	21(e)	861.1	608.7	837.8	565.3
- Associates	12(c)	453.0	427.5	—	—

TOTAL EQUITY		1,754.6	1,530.2	1,505.1	1,222.0

The above balance sheets should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2006

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2006	2005	2006	2005
Total equity at the beginning of the year		1,530.2	1,411.9	1,222.0	1,077.9

Adjustment on adoption of AASB 2, net of tax, to Reserves	21(c)	—	(0.2)	—	0.3
Adjustment on adoption of AASB 139, net of tax, to Reserves	21(b)		35.6	—	—
Change in the fair value of cash flow hedges, net of tax [1]	21(b)	(52.8)	—	—	—
Exchange differences on translation of foreign operations	21(a)	(11.3)	(11.5)	—	—

Net income recognised directly in equity		(64.1)	23.9	—	0.3
Profit for the year		511.1	315.6	505.7	365.0

Total income and expense recognised in equity and profit during the year		447.0	339.5	505.7	365.3

Transactions with equity holders in their capacity as equity holders:
Contributions of equity, net of transaction costs		10.1	11.6	10.1	11.6
Movement in share based payments reserve	21(c)	0.5	—	0.5	—
Dividends paid		(233.2)	(232.8)	(233.2)	(232.8)

		(222.6)	(221.2)	(222.6)	(221.2)

Total equity at the end of the financial year		1,754.6	1,530.2	1,505.1	1,222.0

[1]	Short term AWAC energy price hedging, principally natural gas and fuel oil.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CASH FLOW STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)		(10.5)	(14.3)	(10.3)	(12.6)
GST refund received		0.6	0.5	0.6	0.5
Dividends received from associates		521.1	95.9	510.8	91.6
Interest received		1.4	4.5	1.3	4.5
Interest paid		(15.7)	(14.3)	(15.7)	(14.3)
Income taxes paid		—	0.1	—	—
Other		—	(0.4)	—	—

Net cash inflow from operating activities	22(a)	496.9	72.0	486.7	69.7

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to controlled entities		—	—	(248.7)	—
Payments for investment in associates		(259.2)	(8.2)	—	—

Net cash outflow from investing activities		(259.2)	(8.2)	(248.7)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares		10.1	11.6	10.1	11.6
Proceeds from borrowings		391.3	52.8	391.3	52.8
Repayment of borrowings		(252.4)	—	(252.4)	—
Dividends paid		(233.2)	(232.8)	(233.2)	(232.8)

Net cash outflow from financing activities		(84.2)	(168.4)	(84.2)	(168.4)

Net increase/ (decrease) in cash and cash equivalents		153.5	(104.6)	153.8	(98.7)
Cash and cash equivalents at the beginning of the financial year		15.2	117.9	8.9	107.6
Effects of exchange rate changes on cash and cash equivalents		0.3	1.9	—	—

Cash and cash equivalents at the end of the financial year	10(a)	169.0	15.2	162.7	8.9

The above cash flow statements should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Alumina Limited as an individual entity and the consolidated entity consisting of Alumina Limited and its subsidiaries.

A	BASIS OF PREPARATION

This general purpose financial report for the year ended 31 December 2006 has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with IFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Alumina Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Disclosure and Presentation and AASB 124 Related Party Disclosures.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities including derivative instruments at fair value through profit and loss.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

B	PRINCIPLES OF CONSOLIDATION

(i)	Subsidiaries

The consolidated financial report is prepared on a consolidated entity basis for Alumina Limited (parent entity) and the entities it controls (controlled entities). AIFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The financial statements of the subsidiaries are included in the consolidated financial report, from the date that control commences until it ceases. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the Group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the Group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

(ii)	Associates

Associates are those entities over which the consolidated entity exercises significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the financial statements of the parent entity using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves, is recognised in reserves after aligning back to Group accounting policies. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group uses the cost method to account for any entities of which it holds less than 20% ownership.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

C	INCOME TAX

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and changes attributable to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences using the balance sheet liability method, at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction at reporting date. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax assets or liabilities. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Tax consolidation legislation

Alumina Limited and its wholly-owned Australian controlled entities have implemented tax consolidation under the applicable legislation as of 1 January 2004.

The head entity, Alumina Limited, and the controlled entities in the tax consolidated Group continue to account for their own current and deferred tax amounts. These tax amounts are measured using the separate tax payer within Group approach.

In addition to its own current and deferred tax amounts, Alumina Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Group.

Assets and liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details of the tax funding agreement are disclosed in Note 7.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

D	FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which those entities operate (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Alumina Limited’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are initially translated into Australian currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Controlled foreign entities

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at average rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold or borrowings are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E	PROPERTY, PLANT AND EQUIPMENT

Owned Assets

Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Leased Assets

The company leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

F	RECEIVABLES

All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

G	CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

H	IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

I	ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to Note 1(j)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

J	INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates.

Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of identification and measurement of net assets acquired.

K	DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years

Computers and other office equipment	4 years

L	BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

M	BORROWING COSTS

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and certain foreign exchange differences arising from foreign currency borrowings. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

N	TRADE AND OTHER PAYABLES

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

O	REVENUE

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

P	EMPLOYEE BENEFITS

(i)	Salaries and annual leave

Liabilities for salaries and annual leave are recognised in current provisions (i.e. expected to be settled in 12 months), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

(ii)	Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and period of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

(iii)	Share-based payments

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan.

Shares options granted before or after 7 November 2002 and vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a methodology which employs the Monte Carlo simulation and a Black-Scholes option pricing model. This methodology takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The market value of shares issued to employees for no cash consideration under the WMC employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

(iv)	Superannuation

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elect for those contributions to be paid to an alternate fund. Alumina employees are members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an operating cost.

(v)	Defined Benefit Plans

Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses are recognised in earnings of the associates.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Q	DERIVATIVES

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair value or cash flows of hedged items.

Net investment in a foreign operations hedge

The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement. The gain or loss on hedging instruments relating to the effective portion of the hedge that has been recognised directly in equity shall be recognised in profit or loss on disposal of the foreign operation.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expense.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Embedded Derivatives

Under AIFRS, sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. AIFRS requires the future purchases under these contracts to be marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. The embedded derivative in relevant AWAC contracts has been assessed and marked to market on the balance date. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates.

R	DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

S	EARNINGS PER SHARE

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

T	SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

U	PROVISIONS

Provisions for legal claims and service warranties are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

AWAC is required to rehabilitate bauxite mines and refineries upon cessation of operations.

Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs.

The costs are estimated on the basis of a closure model. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews.

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to the profit and loss account in each accounting period. The amortisation of the discount is shown as a financing item. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

V	CONTRIBUTED EQUITY

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

W	NEW ACCOUNTING STANDARDS

Certain new accounting standards have been published that are not mandatory for 31 December 2006 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below:

i)	AASB 7 Financial Instruments: Disclosures

AASB 7 is applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not early adopted this standard. Application of this standard will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group’s financial instruments.

ii)	AASB Interpretation 10 Interim Financial Reporting and Impairment

AASB Interpretation 10 applies to annual reporting periods beginning on or after 1 November 2006 prohibiting the reversal of an impairment loss recognised in an interim period in respect of goodwill, an investment in an equity instrument, or a financial asset measured at cost. The Group has not early adopted this standard. Application of this standard will not affect any of the amounts recognised in the financial statements.

X	ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

2.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks including market risk, credit risk and interest rate risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

Risk management is carried out by the Chief Financial Officer under policies approved by the Board of Directors.

(a)	Market risk

(i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Group manages this risk by borrowing in US dollars to provide a hedge for its US dollar denominated assets.

The Group operates internationally and is exposed to foreign exchange risk arising from exposures to various currencies, especially to the US dollar. The Group does not hedge its exposures other than through the near-term forward purchase of currency to meet operating requirements.

(ii)	Price risk

The Group is exposed to commodity price risk through its investment in the AWAC joint venture. AWAC manages commodity price risk through long-term purchase contracts for some input costs. Energy price risk is managed through short-term commodity hedges. During 2006, AWAC did not hedge its aluminium price risk.

(b)	Credit risk

The Group has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group’s participation in the AWAC joint venture. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to financial institutions of high credit quality. The Group has policies that limit the amount of credit exposure to any one financial institution.

(c)	Cash flow and fair value interest rate risk

The Group’s interest-rate risk arises from short-term borrowings. When managing interest rate risk, the Group seeks to reduce the overall cost of funds. A preference for floating rate exposure is sought by the Group.

(d)	Liquidity risk

Prudent liquidity management requires maintaining sufficient cash and credit facilities to ensure the Group’s commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonable expected forward cash requirements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

3.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

Embedded derivatives

The Group has recognised a liability for derivative financial instruments through its equity investment in AWAC in accordance with AASB 139 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices.

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with AASB 119 Employee Benefits. These valuations require actuarial assumptions to be made.

Asset retirement obligations

The estimated costs of rehabilitating mined areas and restoring operating sites is reviewed annually and fully provided at the present value. The amount of obligations recognised by AWAC includes the costs of mined areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability.

For mined reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location.

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2006	2005	2006	2005
4. REVENUE
From continuing operations
Other revenue
Dividends received from associates		—	—	510.8	411.6
Interest received/receivable		1.4	4.0	1.3	5.3

Total revenue		1.4	4.0	512.1	416.9

5. OTHER INCOME
Foreign exchange gains (net)		—	—	29.4	—

Total other income		—	—	29.4	—

6. EXPENSES
Profit before tax includes the following specific expenses:
Depreciation on plant and equipment		0.1	—	0.1	—
Finance costs	6(a)	25.1	15.3	25.3	15.5
Contributions to the superannuation fund:
- accumulation category		0.2	0.2	0.2	0.2
Operating lease rentals		0.1	0.1	0.1	0.1
Foreign exchange losses (net)		—	—	—	26.2

(a) Finance costs
Interest and finance charges paid/payable:
- unrelated corporations		25.1	15.3	25.1	15.3
- related corporations		—	—	0.2	0.2

		25.1	15.3	25.3	15.5

Interest received/receivable:
- unrelated corporations		(1.4)	(4.0)	(1.3)	(4.0)
- related corporations		—	—	—	(1.3)

	4	(1.4)	(4.0)	(1.3)	(5.3)
Net finance cost		23.7	11.3	24.0	10.2

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

7.	INCOME TAX EXPENSE

	Consolidated Entity $Million		Parent Entity $Million
	2006	2005	2006	2005
(a) Income tax expense
Current tax	(1.1)	—	—	—

Income tax expense is attributable to:
Profit from continuing operations	(1.1)	—	—	—

Aggregate income tax expense for the year	(1.1)	—	—	—

(b) Numerical reconciliation of income tax expense to prima facie tax payable

Profit from ordinary activities before tax	512.2	315.6	505.7	365.0
(Shortfall)/surplus of dividends received/receivable over equity share of profits	(25.5)	78.8	—	—

Adjusted profit from ordinary activities before tax	486.7	394.4	505.7	365.0

Prima facie tax expense at the rate of 30% (2005 – 30%)	(146.0)	(118.3)	(151.7)	(109.5)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends	521.1	415.9	510.8	411.6
Non-deductible expenses	(13.5)	(14.5)	(13.5)	(14.5)
Expenses against which no income was earned to claim a deduction	(20.9)	(7.0)	(21.0)	(5.9)
Taxable income from foreign subsidiary	(4.0)	—	—	—

Net movement	482.7	394.4	476.3	391.2

Tax effect of the above adjustments at 30% (2005: 30%)	144.8	118.3	142.9	117.4
Other sundry	—	—	8.8	(7.9)
Over provision of tax in prior years	0.1	—	—	—

Consequent reduction in charge for income tax	144.9	118.3	151.7	109.5

Aggregate income tax expense for the period	(1.1)	—	—	—

(c) Tax losses and other timing differences
As at 31 December the following after tax effect of deferred tax assets has not been brought to account, and are attributable to:
- income tax losses *	103.0	82.3	15.2	10.2
- capital losses *	321.3	321.3	321.2	321.2

	424.3	403.6	336.4	331.4

*	The majority of the income tax losses and all the capital losses reported above are attributable to the Group’s U.S. subsidiaries.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

7.	INCOME TAX EXPENSE (continued)

The benefits for tax losses will only be obtained if:

(i)	the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(d)	Tax consolidation legislation

Alumina Limited and its wholly-owned Australian subsidiaries have implemented tax consolidation under the applicable legislation as of 1 January 2004. The accounting policy in relation to this legislation is set out in Note 1(c).

As provided for under the tax consolidation legislation, the entities in the tax consolidated Group entered into a tax sharing agreement to limit the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Alumina Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Alumina Limited for the assumption of any current tax payable and are compensated by Alumina Limited for any current tax receivable, and for any deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Alumina Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables.

The parent entity has not recognised tax balances relating to subsidiary losses in 2005 and 2006, as these losses did not meet the recognition criteria.

		Consolidated Entity
		2006	2005
8. EARNINGS PER SHARE
(a) Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	43.8	27.1

(b) Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	43.8	27.1

		Number of Shares
		2006	2005
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share		1,166,285,838	1,164,075,671
Adjustments for calculation of diluted earnings per share:
Options		—	637,553

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share		1,166,285,838	1,164,713,224

(c)	Information concerning classification of securities

Options granted to employees under the WMC Employee Share Plan, prior to the Company’s demerger, are considered to be potential ordinary shares and included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 20. There were no options issued to employees in the current year, and no options are outstanding following expiry of the options on 30 November 2006.

(d)	Conversion, call, subscription or issue after 31 December 2006

There have been no movements in share capital since 31 December 2006.

(e)	Reconciliations of earnings used in calculating earnings per share

	$Million
	2006	2005
Profit from ordinary activities attributable to the ordinary equity holders of the company used in calculating basic and diluted earnings per share	511.1	315.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

	Consolidated Entity $Million				Parent Entity $Million
	2006		2005		2006		2005
9. DIVIDENDS

Interim dividend No. 54 of 10 cents fully franked at 30% per fully paid share declared 3 August 2006 and paid 4 September 2006 (2005: 10 cents fully franked at 30% per fully paid share, paid on 31 October 2005).	116.6		116.5		116.6		116.5

Final dividend No. 53 of 10 cents fully franked at 30% per fully paid share, paid on 31 March 2006 (2005: 10 cents franked to 7.5 cents at 30% per fully paid share, paid on 31 March 2005).	116.6		116.3		116.6		116.3

	233.2		232.8		233.2		232.8

Dividends paid per share	20.0	c	20.0	c	20.0	c	20.0	c

(a)	Dividends paid during the year

Dividend No. 54, paid on 4 September 2006, was the interim dividend for 2006. Dividend No. 53, paid on 31 March 2006, was the final dividend for 2005.

(b)	Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have declared a final dividend No. 55 of 12 cents a share fully franked, declared 1 February 2007 and payable on 9 March 2007. The aggregate amount of the proposed dividend expected to be paid out of retained profits at 31 December 2006, but not recognised as a liability at year end (refer Note 1(r)) is $140.1 million.

(c)	Franked dividends

	Consolidated Entity $Million		Parent Entity $Million
	2006	2005	2006	2005
The fully franked dividends received from Alcoa of Australia Limited (“AofA”) in the financial year were

Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:	510.8	411.6	510.8	411.6

Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2005: 30%)	212.5	93.5	212.5	93.5

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of the current tax liability;

(b)	franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d)	franking credits that may be prevented from being distributed in subsequent financial years.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2006	2005	2006	2005
10. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

Cash at bank and on hand		169.0	15.2	162.7	8.9

		169.0	15.2	162.7	8.9

(a) Reconciliation of cash at the end of the year
For the purposes of the statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:

Balances as above		169.0	15.2	162.7	8.9

Balances as per cash flow statements		169.0	15.2	162.7	8.9

(b) Cash at bank and on hand
Average interest rate on cash holdings during 2006 was 5.1% (2005: 4.9%)

(c) Money market deposits
There were no interest bearing deposits at 31 December 2006. (2005: nil).

11. CURRENT ASSETS – RECEIVABLES

Other debtors		0.1	0.5	0.1	0.2
Loans to controlled entities		—	—	67.0	—

		0.1	0.5	67.1	0.2

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2006	2005	2006	2005
12. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

(a) Securities not quoted on a prescribed stock exchange

(i) Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

Securities at cost:
Balance brought forward		1,529.9	1,187.8	1,037.7	717.7
Additional funding/capitalisation in AWAC entities		259.2	—	—	—
Alcoa of Australia reinvestment of dividend		—	320.0	—	320.0
Foreign currency revaluation		(40.6)	22.1	—	—

Equity accounted cost of AWAC		1,748.5	1,529.9	1,037.7	1,037.7
Equity in retained profits of AWAC	12(c)	453.0	427.5	—	—
Equity in reserves of AWAC	12(d)	(15.3)	37.5	—	—

Equity accounted carrying value of AWAC		2,186.2	1,994.9	1,037.7	1,037.7

(b) Equity accounted share of profits and dividends
Equity share of profits before tax		813.4	501.1
Equity share of tax		(266.8)	(164.0)

Equity accounted share of profit after tax		546.6	337.1

Dividends received/receivable by the Group		(521.1)	(415.9)

Shortfall/(surplus) of dividends received/receivable over equity share of profits	12(c)	25.5	(78.8)

(c) Share of retained profits
Shortfall/(surplus) of dividends received/receivable over equity share of profits		25.5	(78.8)
Transition to A-IFRS adjustments		—	(5.6)
Balance brought forward		427.5	511.9

Total equity share in retained profits carried forward		453.0	427.5

(d) Equity accounted share of reserves of associated entities
Opening balance		37.5	2.4

Share based payments reserve		—	(0.5)
Unrealised gains on derivatives, net of tax		(52.8)	35.6

Total equity share of reserves		(15.3)	37.5

(e)	Accounting policies

i.	The audited consolidated financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia Limited (“AofA”), the reported profit after tax of AWAC is based on these US GAAP financial statements. Financial statements in US dollars have been translated to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made for accounting policies not allowed under Australian equivalents to International Financial Reporting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of each refinery, and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to the Income Statement.

ii.	Included in the equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill, including profits realised in forming AWAC. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired, and is carried at cost less accumulated impairment losses. Refer Note 1(j).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(f)	Additional information on associated entities

Name	Principal activities	Country of incorporation	Percentage equity
			2006	2005
(i) Entities forming AWAC
Alcoa of Australia Ltd	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa Alumina & Chemicals LLC	Production of alumina & alumina based chemicals	America	40	40
Abalco S.A.	Production of bauxite and alumina	Brazil	40	40
Alcoa Caribbean Alumina Holdings LLC	Holding company	America	40	40
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	Spain	40	40
Matapu Sociedade de Mineracao Ltda.	Hold bauxite exploration rights	Brazil	40	40
Mineracao Sao Jorge Ltda.	Hold bauxite exploration rights	Brazil	40	40
Naruoka Participacoes Ltda.	Holding company	Brazil	40	—
Omnia Minerios Ltda.	Hold bauxite exploration rights	Brazil	40	40

(ii) Other associates
Agnew Pastoral Company Pty. Ltd.	Manage pastoral leases	Australia	40	40
Weebo Pastoral Company Pty. Ltd.	Manage pastoral leases	Australia	40	40

AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman.

(g)	Expenditure commitments and contingent liabilities

	$Million
	2006	2005
– other expenditure commitments contracted for, including long term commitments for gas and electricity

Alcoa of Australia Ltd (“AofA”) is party to a number of natural gas and electricity contracts that expire between 2006 and 2025. Under these take or pay contracts, AofA is obligated to pay for a minimum of natural gas or electricity even if these commodities are not required for operations.	3,465.8	2,854.4

Unascertainable unsecured contingent liabilities

Various lawsuits and claims and proceedings have been, or may be, instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot be determined now because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on currently available facts, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position or liquidity of AWAC.

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

(h)	Alumina’s share of aggregate associates:

	Notes	$Million
		2006	2005
Current assets		927.3	834.7
Non-current assets		2,242.1	1,942.9
Current liabilities		(839.1)	(661.3)
Non-current liabilities		(483.0)	(419.7)

Net assets		1,847.3	1,696.6
Mineral rights and bauxite assets		142.0	145.6
Goodwill		196.9	152.7

Carrying value	12(a)	2,186.2	1,994.9

Revenues		3,148.4	2,451.0
Expenses		(2,335.0)	(1,949.9)

Profit before income tax		813.4	501.1
Income tax charge		(266.8)	(164.0)

Profit after income tax		546.6	337.1

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2006	2005	2006	2005
13. NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS

Investments in controlled entities [1]	25	—	—	837.1	837.1

[1] Note 25 discloses the entities comprising the Alumina Consolidated Group

14. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

Plant and equipment	14(a)	0.2	0.3	0.2	0.3

(a) Plant and equipment
Cost		0.5	0.5	0.5	0.5
Accumulated depreciation		(0.3)	(0.2)	(0.3)	(0.2)

		0.2	0.3	0.2	0.3

(b) Reconciliations
Reconciliation of the carrying amount at the beginning and end of the current financial year is set out below:

Carrying amount at 1 January 2006		0.3	0.3	0.3	0.3
Depreciation expense		(0.1)	—	(0.1)	—

Carrying amount at 31 December 2006		0.2	0.3	0.2	0.3

15. CURRENT LIABILITIES – PAYABLES
Trade payables		1.3	1.1	1.3	1.1
Interest payable		11.4	2.0	11.4	2.0
Loans from controlled entities		—	—	—	181.6

		12.7	3.1	12.7	184.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2006	2005	2006	2005
16. INTEREST-BEARING LIABILITIES
Current
Unsecured
Bank loans		380.2	478.7	380.2	478.7

Non current
Unsecured
Bank loans		207.9	—	207.9	—

Total		588.1	478.7	588.1	478.7

(a) Currencies
The above borrowings are due in the following currency:
US dollars		464.0	351.0	464.0	351.0

A$ equivalent of above currency		588.1	478.7	588.1	478.7

(b) Exchange rates
Exchange rates at balance date used in translations:		0.7890	0.7333	0.7890	0.7333
A$1 = US$

(c) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where ‘fair value’, by definition, is the US$ principal amount translated into A$ at the exchange rate on balance date.

(d) Financing arrangements

The Company entered into a new US$700 million multi-currency 1, 3 and 5 year loan facility to replace its A$700 million of short term loan facilities in July 2006. The 1 year facility will be refinanced during the course of 2007.

Bank loans (US$)		1 Year	3 Year	5 Year	Total
Total facilities		300.0	250.0	150.0	700.0
Used at balance date		300.0	164.0	—	464.0

Unused at balance date		—	86.0	150.0	236.0

17. CURRENT LIABILITIES – PROVISIONS

Employee benefits-provision for annual leave		0.1	0.1	0.1	0.1

18. NON-CURRENT LIABILITIES - PROVISIONS
Employee benefits-provision for long service leave		0.3	0.2	0.3	0.2

The aggregate of provisions for employee benefits as shown in

Notes 17 and 18 are $0.4 million (2005: $0.3 million).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2006	2005	2006	2005
19. CONTRIBUTED EQUITY
Ordinary share capital issued and fully paid
Balance brought forward		415.7	404.1	415.7	404.1
Shares issued		10.1	11.6	10.1	11.6

Total issued capital		425.8	415.7	425.8	415.7

Movements in ordinary share capital		Number of fully paid shares
		2006	2005
Opening number of shares		1,165,645,648	1,163,111,048
Issued under Employee Share Scheme	21(a)	1,971,100	2,534,600

Closing number of shares		1,167,616,748	1,165,645,648

(a)	Prior to the demerger, the establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans operated. Fully paid shares, partly paid shares and share options were granted to employees since establishment of the Scheme. These options remained exercisable until 30 November 2006.

There is no ongoing option plan available to Alumina Limited directors or employees.

(b)	Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

20. SHARE-BASED PAYMENTS

(a)	Alumina Employee Share Plan

This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board’s intention is to make offers to each employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The CEO of the Company may recommend variation in participation.

A person is only eligible to participate in the Plan and to be granted performance rights under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.

Generally, each offer has a three year performance period, with performance tested at the end of this period to determine the number of performance rights to vest to the employee, if any. 50% of the performance rights not vested at the three year performance test can be re-tested six months after the end of the three year performance period. The performance testing is carried out by an independent party and is based on the relative Total Shareholder Returns (TSR) of Alumina Limited, compared to two specific comparator groups.

An invitation is not transferable. An employee may only apply for performance rights in his or her name and not in the name of, or on behalf of, another person or entity. On vesting, each performance right is an unconditional entitlement to one fully paid ordinary share.

On termination of employment of any individual, their participation in the Plan is finalised and any performance rights not vested lapse unless the Director’s decide otherwise.

Set out below are summaries of performance rights granted under the Plan:

2006

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2005	35,800	—	—	(35,800)	—
19/1/2004	21/12/2006	103,250	—	—	(51,625)	51,625
25/1/2005	16/12/2007	102,850	—	—	—	102,850
25/1/2006	7/12/2008	—	192,150	—	(300)	191,850

Total		241,900	192,150	—	(87,725)	346,325

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

20. SHARE-BASED PAYMENTS (continued)

2005

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2004	46,500	—	(11,626)	(34,874)	—
26/3/2003	3/12/2005	97,200	—	—	(61,400)	35,800
19/1/2004	21/12/2006	141,050	—	—	(37,800)	103,250
25/1/2005	16/12/2007	—	139,850	—	(37,000)	102,850

Total		284,750	139,850	(11,626)	(171,074)	241,900

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated Entity $Million		Parent Entity $Million
	2006	2005	2006	2005
Performance rights granted under the Alumina Employee Share Plan	0.5	0.3	0.5	0.3

(b) Employee Share Scheme

The establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans have operated. Fully paid shares, partly paid shares and share options have been granted to employees since establishment of the Scheme. This Scheme expired on 30 November 2006.

Employee option plan (Expired 30 November 2006)

All permanent employees (including executive directors) of Alumina Limited and its subsidiaries who were employed, prior to demerger, by the company or a subsidiary were eligible to participate in the WMC Employee Share Scheme and be offered options for fully paid shares. Options allotted, prior to the demerger, to Alumina employees were exercisable until expiry of the scheme on 30 November 2006.

The major provisions of the option plan provided that the employee may request that the options be converted after one year from the date of allotment. Options were exercisable at their strike price. Restrictions existed for certain employees on the number of options which can be exercised in any year. If the request to convert the options to shares were not made, the Company made the call at the completion of five years from the date of issue or termination of employment. Certain designated officers were not permitted to exercise options or buy and sell shares in the period between the end of the company’s half or full financial year and the release of the respective result.

Employee share options carried no rights to dividends and no voting rights. When exercised, each option resulted in a beneficial entitlement to one fully paid ordinary share.

Year of issue	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
Consolidated and parent entity-2006
2001	30 Nov 2006	$5.02	1,971,100	—	(1,971,100)	—	—	—

Total			1,971,100	—	(1,971,100)	—	—	—

Weighted average exercise price:			$5.02		$5.02

Consolidated and parent entity-2005
2000	18 Dec 2005	$4.04	1,209,300	—	(1,209,300)	—	—	—
2001	30 Nov 2006	$5.02	3,296,400	—	(1,325,300)	—	1,971,100	1,971,100

Total			4,505,700	—	(2,534,600)	—	1,971,100	1,971,100

Weighted average exercise price:			$4.76		$4.55		$5.02	$5.02

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

20. SHARE-BASED PAYMENTS (continued)

Stock appreciation plan (Expired 30 November 2006)

In various years since approval of the WMC Employee Share Scheme in 1987, until the demerger of the company, the company established stock appreciation plans (SAP’s) for the benefit of employees mainly in countries outside Australia. The purpose of the SAPs was to provide such employees, who due to securities law constraints were not eligible to participate under the Options Plans, with benefits similar to those conferred by the Option Plans. This plan expired on 30 November 2006.

Under the terms of the WMC Stock Appreciation Plan (SAP), employees were invited to apply for the grant by WMC Limited. The employees were not required to pay any amount for the grant, but each WMC Limited SAP has a notional allotment exercise price, equal to the weighted average sale price of WMC shares on the ASX on the trading day that the invitation to apply for the WMC Limited SAP was made to the employee. Subject to certain exceptions, the WMC Limited SAP was not able to be redeemed until after a period of 12 months from the date of allotment and lapse on the fifth anniversary of the date of allotment. Upon redemption of a WMC Limited SAP before its expiry by the holder, the holder was entitled to a payment equal to the difference between the closing price of WMC Limited (or, post-demerger Alumina Limited) on the ASX on the trading day immediately before redemption, and the notional allotment price (assuming the former is higher).

Set out below are summaries of allotments made under SAP’s:

Year of issue	Expiry date	SAP allotment price	Balance at start of the year Number	Allotted during the year Number	Redeemed during the year Number	Expired during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
Consolidated and parent entity-2006
2001	30 Nov 2006	$5.02	57,100	—	(57,100)	—	—	—

Total			57,100	—	(57,100)	—	—	—

Weighted average exercise price:			$5.02		$5.02		—	—
Consolidated and parent entity-2005
2000	18 Dec 2005	$4.04	15,400	—	(15,400)	—	—	—
2001	30 Nov 2006	$5.02	113,900	—	(56,800)	—	57,100	57,100
2002	30 Nov 2006	$5.02	400,000	—	(400,000)	—	—	—

Total			529,300	—	(472,200)	—	57,100	57,100

Weighted average exercise price:			$4.99		$4.99		$5.02	$5.02

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2006	2005	2006	2005
21. RESERVES, RETAINED PROFITS AND TREASURY SHARES
Reserves
Asset revaluation reserve		34.3	34.3	141.4	141.4
Asset realisation reserve		—	—	84.9	84.9
Capital reserve		16.5	16.5	13.9	13.9
Foreign currency translation reserve	21(a)	(21.5)	(10.2)	—	—
Cash-flow hedge reserve	21(b)	(17.2)	35.6	—	—
Share-based payments reserve	21(c)	3.2	2.7	1.3	0.8

		15.3	78.9	241.5	241.0

(a) Foreign currency translation reserve
Balance brought forward		(10.2)	1.3
Currency translation differences arising during the year		(11.3)	(11.5)

Balance carried forward		(21.5)	(10.2)

(b) Cash flow hedge reserve
Balance brought forward		35.6	—
(Losses)/gains for the period	12(d)	(52.8)	35.6

Balance carried forward		(17.2)	35.6

(c) Share-based payments reserve
Balance brought forward		2.7	2.9	0.8	0.5
Option expense
-Group		0.5	0.3	0.5	0.3
-Associates	12(d)	—	(0.5)	—	—

Balance carried forward		3.2	2.7	1.3	0.8

(d)	Nature and purpose of reserves

(i)	Asset revaluation reserve

The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of self sustaining controlled foreign entities are taken to the foreign currency translation reserve as described in accounting policy Note 1(d).

(iii)	Cash flow hedge reserve

Gains on instruments used to hedge a net investment in a foreign operation determined to be an effective hedge as described in accounting policy Note 1(q).

(iv)	Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

			Consolidated Entity		Parent Entity
	Notes		$Million		$Million
			2006	2005	2006	2005
(e) Retained profits
Retained profits at the beginning of the financial year:
- Group			608.7	441.5	565.3	433.1
- Associates			427.5	511.9	—	—

			1,036.2	953.4	565.3	433.1
Profit attributable to the members of Alumina Limited			511.1	315.6	505.7	365.0
Dividend provided for or paid			(233.2)	(232.8)	(233.2)	(232.8)

Retained profits at the end of the financial year			1,314.1	1,036.2	837.8	565.3

Retained profits at the end of the financial year:
- Group			861.1	608.7
- Associates	12	(c)	453.0	427.5

			1,314.1	1,036.2

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2006	2005	2006	2005
(f) Treasury shares [1]
Balance brought forward		(0.6)	(0.6)	—	—

Balance carried forward		(0.6)	(0.6)	—	—

[1]

Under AASB 132, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited purchased shares for its long term incentive plan. There were no purchases during 2005 or 2006.

22. NOTES TO THE STATEMENTS OF CASH FLOWS

(a)	Reconciliation of operating profit after income tax to net cash inflow from operating activities

Operating profit from continuing operations after income tax		511.1	315.6	505.7	365.0
(Shortfall)/surplus of dividends received/receivable over equity share of profits		(25.5)	78.8	—	—
Depreciation and amortisation	6	0.1	—	0.1	—
Non-cash employee benefits expense-share based payments		0.5	0.3	0.5	0.3
Non-cash dividends received		—	(320.0)	—	(320.0)
Net exchange differences	5,6	—	—	(29.4)	26.2

Sub total		486.2	74.7	476.9	71.5
Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:
(Increase)/decrease in:
-receivables		0.4	0.3	0.1	0.4
-deferred tax assets		—	—	—	—
-other assets		0.5	(0.5)	0.5	(0.5)
(Decrease)/increase in:
-payables		9.6	0.7	9.6	0.8
-current tax liabilities		1.1	—	—	—
-other liabilities		(0.9)	(3.2)	(0.4)	(2.5)

Net cash inflow from operating activities		496.9	72.0	486.7	69.7

(b)	Acquisition/disposal of controlled entities

During the year the Company did not acquire or dispose of any material controlled entities.

(c)	Financing facilities

Refer to Note 23.

(d)	Non-cash financing and investing activities

	Consolidated Entity		Parent Entity
	$Million		$Million
	2006	2005	2006	2005
Dividend received from associate *	—	320.0	—	320.0
Investment in associate *	—	(320.0)	—	(320.0)

*	During 2005 Alcoa of Australia, of which Alumina Limited owns 40% declared a special dividend of A$800 million (Alumina Limited share A$320 million), all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares.

	Consolidated Entity			Parent Entity
	$Million			$Million
	2006		2005	2006		2005
23. FINANCING FACILITIES
The facilities available at balance date were as follows:
Total loan facilities	887.2	[1]	700.0	887.2	[1]	700.0
Used at balance date	588.1	[1]	478.7	588.1	[1]	478.7
Available at balance date	299.1	[1]	221.3	299.1	[1]	221.3

[1]	US dollar loan balances converted to A$ equivalent at the year end exchange rate.

(a)	The 2006 loan facilities are denominated in US$ as follows:

	1 Year	3 Year	5 Year	Total
Total facilities	300.0	250.0	150.0	700.0
Used at balance date	300.0	164.0	—	464.0

Unused at balance date	—	86.0	150.0	236.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

24.	FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments.

Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

As at 31 December 2006

	Fixed interest maturing in:
$ million	Notes	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non- interest bearing	Total
Financial Assets
Cash and cash equivalents	10	169.0	—	—	—	—	169.0
Receivables	11	—	—	—	—	0.1	0.1

		169.0	—	—	—	0.1	169.1

Weighted average interest rate		5.1%
Financial Liabilities
Payables	15	—	—	—	—	12.7	12.7
Interest-bearing liabilities	16	588.1	—	—	—	—	588.1

		588.1	—	—	—	12.7	600.8

Weighted average interest rate		5.7%
Net financial (liabilities)		(419.1)	—	—	—	(12.6)	(431.7)

As at 31 December 2005

	Fixed interest maturing in:
$ million	Notes	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non- interest bearing	Total
Financial Assets
Cash and cash equivalents	10	15.2	—	—	—	—	15.2
Receivables	11	—	—	—	—	0.5	0.5

		15.2	—	—	—	0.5	15.7

Weighted average interest rate		4.9%
Financial Liabilities
Payables	15	—	—	—	—	3.1	3.1
Bank loans	16	478.7	—	—	—	—	478.7

		478.7	—	—	—	3.1	481.8

Weighted average interest rate		3.5%
Net financial (liabilities)		(463.5)	—	—	—	(2.6)	(466.1)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

24.	FINANCIAL INSTRUMENTS (continued)

(b) Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the company’s financial instruments, referred to in Note 24(a) above were as follows:

		Consolidated Entity
		Carrying amount	Fair value	Carrying amount	Fair value
	Notes	$Million		$Million
		2006	2006	2005	2005
Recognised in the Balance Sheet
Financial assets
Cash and cash equivalents	10	169.0	169.0	15.2	15.2
Current receivables	11	0.1	0.1	0.5	0.5
Financial liabilities
Current payables	15	12.7	12.7	3.1	3.1
Interest bearing liabilities	16	588.1	588.1	478.7	478.7

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a value:

Cash and cash equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Debtors and creditors

Other current debtors and creditors mainly represent financial obligations incurred in exchange for goods and services provided and received by the Group in the normal course of its operations, net of provisions for doubtful debts. Due to the short term nature of these financial obligations, their carrying values are estimated to equal their fair values.

25.	INVESTMENTS IN CONTROLLED ENTITIES

Entities consolidated	Notes	Place of Incorporation
NAME
Alumina Limited		VIC, Australia

All controlled entities are wholly-owned, unless otherwise indicated

Controlled entities
Albion Downs Pty. Ltd.	C,F	WA, Australia
Alumina Holdings (USA) Inc.	A,D	Delaware, USA
Alumina International Holdings Pty. Ltd.	B,E	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C,H	VIC, Australia
Alumina (U.S.A.) Inc.	A,D	Delaware, USA
Westminer (Investments) B.V.	A,D	Netherlands
Westminer Acquisition (U.K.) Limited	D	UK
Butia Participaçoes SA	A,D,G	Brazil
Westminer International (U.K.) Limited	D	UK

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities;

B)	have been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

25.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

C)	this is a small proprietary company, and is not required to prepare a financial report;

D)	has been translated as a self-sustaining entity;

E)	this company, while a small proprietary company, is included on the deed of cross guarantee;

F)	this company is deemed to be a controlled entity because of an option held by Alumina Limited to purchase all of the shares in the Company;

G)	On 30 December 2004, Alumina Limited, through a controlled subsidiary (Westminer (Investments) B.V.), acquired 100% interest in Butia Participaçoes SA, a Brazilian entity for a nominal amount. Ownership of Butia Participaçoes SA was transferred from Westminer (Investments) B.V. to Alumina Limited on 16 September 2005.

H)	This company was incorporated on 22 September 2006 and is 100% owned by Westminer (Investments) B.V.

	Closed Group
	$Million
	2006	2005
Deed of cross guarantee

Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:

Balance sheets of closed Group

Current assets
Cash and cash equivalents	162.8	9.0
Receivables	87.0	8.2
Deferred tax assets	2.1	2.1
Other assets	—	0.5

Total current assets	251.9	19.8

Non-current assets
Investments in associates/subsidiaries	1,644.6	1,474.3
Property, plant and equipment	0.2	0.3

Total non-current assets	1,644.8	1,474.6

Total assets	1,896.7	1,494.4

Current liabilities
Payables	141.9	123.2
Interest-bearing liabilities	380.2	478.7
Provisions	0.1	0.1
Other	0.6	1.2

Total current liabilities	522.8	603.2

Non-current liabilities
Interest-bearing liabilities	207.9	—
Provisions	0.3	0.2

Total non-current liabilities	208.2	0.2

Total liabilities	731.0	603.4

Net assets	1,165.7	891.0

Equity
Contributed equity	425.8	415.7
Reserves	241.5	241.0
Retained profits	498.4	234.3

Total equity	1,165.7	891.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

25.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

Set out below is a consolidated statement of financial performance for the closed Group:

	Closed Group $Million
Income statements of closed Group	2006	2005
Revenue from continuing operation	513.4	416.8
Other income	29.5	10.4
General and administrative expenses	(10.6)	(10.2)
Other expenses	(5.8)	(28.0)
Borrowing costs	(29.2)	(18.3)

Profit from ordinary activities before income tax	497.3	370.7
Income tax expense	—	—

Net profit	497.3	370.7

Set out below is a summary of movements in consolidated retained profits of the closed Group:

Retained profits at the beginning of the financial year	234.3	96.4
Net profit	497.3	370.7
Dividend provided for or paid	(233.2)	(232.8)

Retained profits at the end of the financial year	498.4	234.3

26.	CONTINGENT LIABILITIES

There are no contingent liabilities as at 31 December, 2006.

Cross guarantees given by Alumina Limited and Alumina International Holdings Pty. Ltd are described in Note 25. There are no deficiencies of assets in any of these companies.

These guarantees may give rise to liabilities in the parent entity if the subsidiary does not meet their obligations under the terms of the overdrafts, loans or other liabilities subject to the guarantees.

No material losses are anticipated in respect of any of the above contingent liabilities.

	Consolidated Entity		Parent Entity
	$Million		$Million
	2006	2005	2006	2005
27. COMMITMENTS FOR EXPENDITURE

Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	0.1	0.1	0.1	0.1
Later than one year but not later than 5 years	0.2	0.2	0.2	0.2

	0.3	0.3	0.3	0.3

The company leases office facilities under non-cancellable operating leases expiring within two to five years. The office lease on expiry is expected to be renewed or replaced by another lease.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

28.	RELATED PARTY TRANSACTIONS

Related parties of the Group fall under the following categories:

Wholly-owned Group

The wholly-owned Group consists of Alumina Limited and its wholly-owned controlled entities as disclosed in Note 25. Transactions between Alumina Limited and other entities in the wholly-owned Group during the years ended 31 December 2006 and 2005 consisted of:

•	loan advanced/repaid to/by Alumina Limited

•	interest paid/received on the above loans (refer Notes 4 and 6)

•	the payment of dividends to Alumina Limited (refer Note 4)

•	payment of administrative/general expenses on behalf of Alumina Limited

The above transactions were made on normal commercial terms and conditions and at market rates.

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned Group:

	Parent Entity
	$Million
	2006	2005
Interest expense	0.2	0.2
Interest income	—	(1.3)
Aggregate amounts receivable/(payable) to entities in the wholly-owned Group at balance date:
Current receivables	67.0	—
Current payables	—	(181.6)

Directors and Other Key Management Personnel

Disclosures relating to directors and other key management personnel are set out in Note 29.

Other Related Parties

There are no other related party transactions.

Ownership Interests in Related Parties

Interests held in the following classes of related parties are set out in the following notes:

(a)	controlled entities – Note 25; and

(b)	associates – Note 12.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

29. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive

D M Morley

Executive directors

J Marlay, Chief Executive Officer

K A Dean, Chief Financial Officer (Alternate director)

Non-executive directors

P A F Hay

R J McNeilly

M R Rayner

(b) Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

Name	Position	Employer
S C Foster	General Counsel and Company Secretary	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2005. (Ken Dean appointed as Chief Financial Officer in November 2005).

(c) Remuneration of key management personnel

	Consolidated Entity		Parent Entity
	$		$
	2006	2005	2006	2005
Short-term employee benefits	2,996,055	2,448,785	2,996,055	2,448,785
Post-employment benefits	87,042	84,411	87,042	84,411
Share based payments	496,191	198,123	496,191	198,123

	3,579,288	2,731,319	3,579,288	2,731,319

The Company has taken advantage of the relief provided by Schedule 5B of the Corporations Act 2001 and has transferred the detailed remuneration disclosures to the Director’s Report. The relevant information can be found in the Remuneration report on pages 50 to 70.

(d) Equity instrument disclosures relating to key management personnel

(i) Share-based compensation

Options

Alumina Limited does not have any ongoing option plans available to non-executive directors, directors, executives and senior managers or staff. Some former WMC Limited employees who are continuing employment in or are otherwise engaged by Alumina Limited, including the Chairman Mr Morley and former CFO, Mr Davies held options in Alumina Limited that were granted under the WMC Employee Share Scheme prior to the demerger of WMC Limited in December 2002. During the course of 2004, Mr Morley exercised all of his remaining options. During the course of 2005, Mr Davies exercised all of his remaining options.

(ii) Alumina Employee Performance Rights Plan

Details of performance rights over ordinary shares in the company provided as remuneration together with terms and conditions of the performance rights can be found in the Remuneration Report on pages 53-59.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii) Options and performance share rights holdings

The number of options and performance rights over ordinary shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the company and the consolidated entity, including their personally related entities, is set out below:

2006

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2006 (1)	Number granted during the year as remuneration (2)	Number vested during the year	Number lapsed during the year (3)	Number held at 31 December 2006	Vested and exercisable at the end of the year
J Marlay	Performance rights	167,550	99,300	—	(60,700)	206,150	—
S C Foster	Performance rights	62,400	32,800	—	(22,600)	72,600	—
K A Dean	Performance rights	—	50,500	—	—	50,500	—

(1)	Includes the number of performance rights granted that were subject to testing in June 2006, December 2006 and December 2007 but not yet vested.
(2)	Performance rights granted in January 2006 for the 3 year performance test period concluding in December 2008.
(3)

Performance right conditions were not met for the January 2004 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be re-tested in June 2007. In addition, Tranche 3 of the March 2003 grant re-tested in June 2006 lapsed.

2005

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2005 (1)	Number granted during the year as remuneration (2)	Number vested/exercised during the year		Number lapsed during the year (3)	Number held at 31 December 2005	Vested and exercisable at the end of the year
J Marlay	Performance rights	144,750	70,600	(5,838)		(41,962)	167,550	—
R D J Davies	Share Option	50,000	—	(50,000	)(4)	—	—	—
	Performance rights	74,300	36,500	(3,000)		(107,800)	—	—
S C Foster	Performance rights	53,900	26,300	(2,175)		(15,625)	62,400	—
K A Dean	Performance rights	—	—	—		—	—	—

(1)	Includes the number of performance rights granted that were subject to testing in June 2005, December 2005 and December 2006 but not yet vested.
(2)	Performance rights granted in January 2005 for the 3 year performance test period concluding in December 2007.
(3)

Performance right conditions were not met for tranche 3 of the March 2003 grant and under the ESP Rules 50 per cent of the entitlement lapsed with the remaining 50 per cent to be re-tested in June 2006. In addition, a portion of tranche 2 of the March 2003 grant re-tested in June 2005 lapsed. Mr Davies’ remaining performance rights lapsed on his resignation on 31 October 2005.

(4)	Mr Davies exercised his options and sold the shares he obtained from exercising his options.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iv) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2006

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited

Ordinary shares
D M Morley	417,344	—	3,650	420,994
P A F Hay	31,700	—	9,512	41,212
R J McNeilly	27,370	—	4,063	31,433
M R Rayner	28,094	—	1,626	29,720
J Marlay	90,338	—	—	90,338
K A Dean	—	—	—	—

Other key management personnel of the company and consolidated entity

Ordinary shares
S C Foster	28,675	—	—	28,675

2005

Name	Balance at the start of the year	Received during the year on the exercise of option/rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited

Ordinary shares
D M Morley	413,796	—	3,548	417,344
P A F Hay	15,430	—	16,270	31,700
R J McNeilly	23,304	—	4,066	27,370
M R Rayner	26,467	—	1,627	28,094
J Marlay	84,500	5,838	—	90,338
R D J Davies [1]	90,762	53,000	(143,762)	—
1 Mr Davies resigned from the company on 31 October 2005.

Other key management personnel of the company and consolidated entity

Ordinary shares
S C Foster	26,500	2,175	—	28,675

(e) Loans to directors and executives

No loans were made to directors or specified executives of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2006 and 2005.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

30.	REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	Consolidated Entity $Thousand		Parent Entity $Thousand
	2006	2005	2006	2005
(a) Remuneration for audit or review of the parent entity or any entity in the consolidated entity:
Audit of parent entity – PricewaterhouseCoopers – fees for annual audit	367	283	306	252
Audit of Annual Report on US Form 20-F – fees for annual audit	105	105	105	105
Advice on accounting standards (including transition to A-IFRS)	11	321	11	321

	483	709	422	678

(b) Remuneration for other assurance services:
Other	97	—	97	—

(c) Remuneration for taxation services:
Overseas tax services	71	101	—	—

Total	651	810	519	678

It is the consolidated entity’s policy only to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the consolidated entity are important or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

31.	EVENTS OCCURING AFTER THE BALANCE SHEET DATE

There have been no significant events since 31 December 2006.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

32.	FINANCIAL REPORTING BY SEGMENT

(a)	Business segments

Years ended 31 December 2006 and 31 December 2005

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC.

The company operates in the alumina/aluminium business through its equity interests in AWAC.

(b)	Geographical segments

Year ended 31 December 2006	$Million
Consolidated	Australia	North America	Europe	Caribbean, South America & Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	1.4	—	—	—	1.4

Consolidated revenue					1.4

Investments in Associates	1,020.7	406.6	49.6	709.3	2,186.2
Segment assets	165.2	1.2	5.0	—	171.4
Segment liabilities	601.9	—	1.1	—	603.0

Consolidated net assets					1,754.6

Acquisitions of non-current assets	—	—	—	259.2	259.2

Total acquisitions of non-current assets					259.2

Year ended 31 December 2005	$Million
Consolidated	Australia	North America	Europe	Caribbean, South America & Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	4.0	—	—	—	4.0

Consolidated revenue					4.0

Investments in Associates	1,030.2	356.0	54.8	553.9	1,994.9
Segment assets	12.6	1.3	4.7	—	18.6
Segment liabilities	483.2	0.1	—	—	483.3

Consolidated net assets					1,530.2

Acquisitions of non-current assets	—	—	—	—	—

Total acquisitions of non-current assets					—

*	Predominantly includes assets in Jamaica, Brazil, Suriname and Guinea.
**	The Group had no sale of goods and services for the year; therefore no segment revenue is disclosed.

DIRECTORS’ DECLARATION

FOR THE YEAR ENDED 31 DECEMBER 2006

DIRECTORS’ DECLARATION

In the directors’ opinion:

a)	the financial statements and notes set out on pages 1 to 36 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 31 December 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date;

b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

c)	the audited remuneration disclosures set out on pages 50 to 70 of the directors’ report comply with Accounting Standards AASB 124 Related Party Disclosures and the Corporations Regulations 2001; and

d)	at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 25 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 25.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporation Act 2001.

This declaration is made in accordance with a resolution of the Directors.

/s/ Donald M Morley
Donald M Morley
Chairman

9 March 2007

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ALUMINA LIMITED

FOR THE YEAR ENDED 31 DECEMBER 2006

Audit opinion

In our opinion:

1.	The financial report of Alumina Limited:

gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Alumina Limited and the Alumina Limited Group (defined below) as at 31 December 2006, and of their performance for the year ended on that date is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001; and

2.	The remuneration disclosures that are contained on pages 50 to 70 of the directors’ report comply with Accounting Standard AASB 124 Related Party Disclosures (AASB 124) and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and directors’ responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors’ declaration for both Alumina Limited (the company) and the Alumina Limited Group (the consolidated entity), for the year ended 31 December 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading “remuneration report” on pages 50 to 70, as permitted by the Corporations Regulation 2001.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors’ report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the Corporation Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ALUMINA LIMITED

FOR THE YEAR ENDED 31 DECEMBER 2006

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

/s/ Tim Goldsmith

Tim Goldsmith	Melbourne
Partner	9 March 2007